SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                               -------------------
                                    FORM 20-F
                ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002
                               -------------------
                           Commission File No. 0-17253

                            T.A.T. TECHNOLOGIES LTD.
    (Exact name of Registrant as specified in its charter and translation of
                        Registrant's name into English)
                               -------------------
                                     ISRAEL
                 (Jurisdiction of incorporation or organization)

                        P.O. BOX 80, GEDERA 70750, ISRAEL
                    (Address of principal executive offices)
                               -------------------
               Securities registered or to be registered pursuant
                          to Section 12(b) of the Act:

                                      NONE

               Securities registered or to be registered pursuant
                          to Section 12(g) of the Act:

                ORDINARY SHARES, NIS 0.90 NOMINAL VALUE PER SHARE
                                (Title of Class)

              Securities for which there is a reporting obligation
                     pursuant to Section 15(d) of the Act:

                                      NONE

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 4,483,516 Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                                 Yes    X             No ___
                                      -----

Indicate by check mark which financial statement item the Registrant has elected to follow: Item 17. X Item 18. ___

                               TABLE OF CONTENTS

                                                                           PAGE

PART I........................................................................

           Item 1.  Identity of Directors, Senior Management and Advisers.....1

           Item 2.  Offer Statistics and Expected Timetable...................1

           Item 3.  Key Information...........................................1

                     Selected Financial Data..................................1

                     Risk Factors.............................................3

           Item 4.  Information on the Company................................6

                     Business Overview........................................6

                     Property, Plants and Equipment...........................15

                     History and Development of the Company...................17

                     Organizational Structure.................................17

           Item 5.  Operating and Financial Review and Prospects..............17

                     Operating Results........................................17

                     Liquidity and Capital Resources..........................19

                     Research and Development.................................21

                     Off-balance sheet arrangements...........................21

                     Tabular disclosure of contractual obligations............21

           Item 6.  Directors, Senior Management and Employees................21

                     Directors and Senior Management..........................21

                     Compensation.............................................23

                     Board Committees.........................................24

                     Employees................................................26

                     Share Ownership..........................................26

                     Stock Option Plan

                     Dividend Policy

           Item 7.  Major Shareholders and Related Party Transactions.........28

                     Major Shareholders.......................................28

                     Related Party Transactions...............................28

           Item 8.  Financial Information.....................................29

                     Consolidated Statements and Other Financial Information..29

                     Legal Proceedings........................................29

           Item 9.  The Offer and Listing.....................................30

                     Nature of Trading Market.................................30

           Item 10. Additional Information....................................31

                     By-Laws and Articles of Incorporation....................31

                     Exchange Controls........................................31

                     Taxation.................................................31

                     Documents on Display.....................................34

           Item 11.  Quantitative and Qualitative Disclosures About
                         Market Risk..........................................35

           Item 12.  Description of Securities Other than Equity Securities...35

PART II.......................................................................35

           Item 13.  Defaults, Dividend Arrearages and Delinquencies..........35

           Item 14.  Material Modifications to the Rights of Security Holders.35

           Item 15.  Controls and Procedures..................................35

           Item 16.  [Reserved]...............................................35


PART III......................................................................35

           Item 17.  Financial Statements.....................................35

           Item 18.  Financial Statements.....................................35

           Item 19.  Exhibits.................................................35

FORWARD-LOOKING STATEMENTS

           This annual report includes forward-looking statements. You can identify these forward-looking statements when you see words such as "expect", "anticipate", "estimate", "project", "plans", "intends", "management believes", "we believe" and similar words or phrases. These forward-looking statements cover, among other items:

     []   acceptance of our products and services in the marketplace;

     []   our marketing and sales plans;

     []   our expectations about the markets for our products and services;

     []   our ability to successfully develop our technologies;

     []   our future capital needs;

     [] our expectations about our future profitability, operating results and financial condition; and

     []   the success of our protection of our proprietary technology.

           We have based these forward-looking statements largely on our current expectations. However, forward-looking statements are subject to a number of risks and uncertainties, certain of which are beyond out control. Actual results could differ materially from those anticipated as a result of the factors described under "Risk Factors," including, among others:

     []   a recession in the aerospace industry;

     []   the business failure of any of our major commercial customers;

     []   reductions in government military spending;

     []   implementation and enforcement of government regulations.

           We do not undertake any obligation to publicly update or revise any forward-looking statements contained in this annual report or that are incorporated by reference, whether as a result of new information, future events or otherwise. Because of these risks and uncertainties, the forward-looking events and circumstances discussed in this annual report might not transpire.

                                     PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

           Not applicable

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

           Not applicable

ITEM 3.  KEY INFORMATION

SELECTED FINANCIAL DATA

           The following selected consolidated financial data as of, and for each of the years ended, December 31, 1998, 1999, 2000, 2001 and 2002 have been derived from, and should be read in conjunction with, the Company's consolidated financial statements and notes thereto set forth elsewhere in this report. These financial statements have been prepared in accordance with generally accepted accounting principles in the United States ("U.S. GAAP"). The financial information set forth below is qualified by and should be read in conjunction with the Consolidated Financial Statements of the Company and the notes thereto included elsewhere in this Report and "Management's Discussion and Analysis of Financial Condition and Results of Operations."


STATEMENT OF OPERATIONS DATA:

                                         1998       1999        2000        2001        2002
                                         ----       ----        ----        ----        ----
                                     (UNAUDITED)
                                     -----------
                                            (figures in thousands, except per share data)

Revenues ..........................   $ 21,901    $ 26,682    $ 28,424    $ 25,051    $ 26,280
Cost of revenues ..................     15,912      18,361      18,430      16,924      17,158
                                      --------    --------    --------    --------    --------
Gross profit ......................      5,989       8,321       9,994       8,127       9,122
                                      --------    --------    --------    --------    --------

Research and development costs,
     Net ..........................        622         485         334         257         204
Selling and marketing expenses ....      2,075       2,001       1,681       1,823       2,075
General and administrative
     Expenses .....................      3,068       3,063       3,472       3,235       2,994

                                      --------    --------    --------    --------    --------
                                         5,765       5,549       5,487       5,315       5,273
                                      --------    --------    --------    --------    --------
Operating income (loss) ...........        224       2,772       4,507       2,812       3,849
Financial income (expenses), net ..       (341)        (25)        211         (78)         99
Other income (loss), net ..........       (536)      1,856         752          (1)          8
                                      --------    --------    --------    --------    --------

Income (loss) from continuing
     operations before taxes on
     Income .......................       (653)      4,603       5,470       2,733       3,956
Taxes on income ...................       --           147         (23)        (75)       (367)
Equity in net loss of affiliates ..       (358)       (340)       --          --          --




Net income (loss) .................   $ (1,011)   $  4,410    $  5,447    $  2,658    $  3,589
                                      ========    ========    ========    ========    ========
Basic net earnings
     per share ....................   $  (0.23)   $   0.99    $   1.22    $   0.59        0.80

Diluted net income (loss)
     per share ....................   $  (0.23)   $   0.97    $   1.13    $   0.57    $   0.77
Weighted average number of
     shares used in computing basic
     and diluted net income (loss)
     per share ....................      4,483       4,483       4,483       4,483       4,483
Weighted average number of shares
     used in computing diluted
     net income (loss) per share ..      4,483       4,483       4,651       4,671       4,483



                                      -2-


BALANCE SHEET DATA:

                                         1998       1999       2000         2001        2002
                                         ----       ----       ----         ----        ----
                                     (UNAUDITED)
                                     -----------
                                                        (figures in thousands)
Working capital .................      $14,199     $20,279     $17,256     $18,510     $20,164
Total assets ....................       27,842      33,546      31,819      30,426      34,745
Long-term debt, excluding current
     maturities .................        3,721       3,819       5,417       3,316       3,362
Shareholder's equity ............      $19,979     $25,198     $21,190     $23,848     $25,419



----------------------

                                  RISK FACTORS

OUR BUSINESS IS DEPENDENT ON THE AEROSPACE INDUSTRY

           We sell our products and services primarily to the commercial and military aerospace industry. Sales to customers in these markets generally fluctuate with changes in military expenditure budgets and the rate of new aircraft construction, levels of which have been declining over the past few years. Our results of operations could be adversely affected in the event that these industry conditions continue to affect our customers, or by a downturn in the worldwide economy.

WE DERIVE A LARGE PART OF OUR REVENUES FROM SEVERAL MAJOR CUSTOMERS AND GOVERNMENT BUSINESS

           One of our non-government customers accounted for approximately 12.8% of our revenues in 2002. Four customers accounted for a total of approximately 38.2% of our revenues in 2001, and four customers accounted for approximately 46.1% of our revenues for the year ended December 31, 2002. We can't be sure that any of these customers will maintain the same volume of business with us in the future. If we lose any of these customers or they reduce the amount of business they do with us, our revenues will be seriously affected.

           A substantial portion of our revenues are from contracts with the U.S. and Israeli governments, acting through their various departments and agencies. Sales to the U.S. and Israeli governments, accounted for approximately 14.6% and 4.1% of our revenues for 2001, respectively, and approximately 17.3% and 3.2% of our revenues for the year ended December 31, 2002, respectively.

           Business with the U.S. and Israeli governments, as well as with the governments of other countries, is subject to risks which are not as prevalent in business with private parties. For example:

     [] legislative or administrative requirements may delay payment for performance of contracts;

     [] since these contracts are generally terminable-at-will, a government may terminate contracts for its convenience, because of a change in its requirements, policies or budgetary constraints, or as a result of a change in the administration; and

     [] our costs may be adjusted as a result of audits or we may have increased or unexpected costs causing losses or reduced profits under fixed-price contracts.

           While 50.28% of our revenues is derived from the sale of products for the non-military market in the United States, Israel and abroad, we believe that the success and development of our business depends upon our ability to participate in the defense programs of the United States, Israeli and other governments and the continued commitment by these governments of substantial resources to such programs. A loss of all, or a major portion, of our revenues from government contracts could have a material adverse effect on the Company's operations.

WE OPERATE IN A HIGHLY COMPETITIVE FIELD

           The market for heat exchangers and other heat transfer products is highly competitive. Some of the companies with which we compete have much greater technical, financial, research and development and marketing resources than we have. We may face increased competition in the future from these or other companies, and if we are unable to compete successfully, whether on technology, marketing or price, our revenues and operations will suffer.

WE FACE SPECIAL RISKS FROM INTERNATIONAL SALES AND CURRENCY EXCHANGE
FLUCTUATIONS

           Export sales represented approximately 39.8% of our revenues in 2001, and approximately 43.3% of our revenues for the year ended December 31, 2002. We expect exports will continue to be a significant part of our business. This business is subject to various risks common to international activities, such as the need to comply with complex and varied export laws, tariff regulations and regulatory requirements, and political and economic instability in certain regions.

           Since our financial statements are stated in U.S. Dollars, but not all our expenses are incurred in U.S. Dollars or incurred in currencies linked to the U.S. Dollar, our operations have been, and may continue to be, affected by fluctuations in currency exchange rates.

WE HAVE NOT REGISTERED OUR INTELLECTUAL PROPERTY RIGHTS

           We rely primarily on unpatented proprietary know-how and trade secrets, and employ various methods including confidentiality agreements with employees, to protect our trade secrets and know-how. However, such methods may not afford complete protection and there is no way to be sure that others will not independently develop such trade secrets and know-how or obtain access thereto, which could adversely affect our business.

THE PRICE OF OUR ORDINARY SHARES MAY BE VOLATILE

           In recent years, our company have experienced extreme price and volume fluctuations, often unrelated to operating performance. The market price of our ordinary shares may be strongly affected by many things, including fluctuations in our quarterly revenues and earnings.

WE ARE LOCATED IN ISRAEL

           We are directly influenced by the political, economic and military conditions affecting Israel. (See "Conditions in Israel")


IT MAY BE DIFFICULT TO ENFORCE CERTAIN US LAWS AGAINST TAT OR ITS OFFICERS OR DIRECTORS

           Service of process upon directors and officers of TAT and the Israeli experts named herein, all of whom reside outside the United States, may be difficult to obtain within the United States. Our legal counsel in Israel, Berkman Wechsler, has informed us that civil liabilities under the Securities Act and the Exchange Act may not be enforceable in actions instituted in Israel. However, subject to certain time limitations, Israeli courts may enforce U.S. final executory judgments for liquidated amounts in civil matters, obtained after due process before a court of competent jurisdiction (according to the rules of private international law currently prevailing in Israel) which enforces similar Israeli judgments, provided that: (i) due service of process has been effected; (ii) such judgments or the enforcement thereof are not contrary to the law, public policy, security or sovereignty of the State of Israel; (iii) such judgments were not obtained by fraud and do not conflict with any other valid judgment in the same matter between the same parties; and (iv) an action between the same parties in the same matter is not pending in any Israeli court at the time the lawsuit is instituted in the foreign court. We have irrevocably appointed Samuel F. Ottensoser, Esq. of Gersten, Savage, Kaplowitz, Wolf & Marcus, LLP, 101 E. 52nd Street, New York, New York 10022, as our agent to receive service of process in any action against TAT in any Federal court or court of the State of New York.

ITEM 4.  INFORMATION ON THE COMPANY

BUSINESS OVERVIEW

           TAT Technologies Ltd. (the "Company" or "TAT") is principally engaged in the design, manufacture and sale of a broad range of heat transfer equipment used in mechanical and electronic systems on-board commercial and military aircraft and in a variety of other electronic equipment. These systems, which include environmental control, avionics cooling and other mechanical and electronic systems, generate heat during operation that must be removed and dissipated in order to function properly. The Company is also engaged in the remanufacture, overhaul and repair of heat transfer equipment and other aircraft components manufactured by TAT and other companies. The Company also manufactures, sells and services certain related products for use in aircraft and electronic systems.

           The Company was founded in 1985 to develop the computerized systems business of TAT Industries, Ltd. (formerly TAT Aero Equipment Industries, Ltd.) and is an Israeli corporation, which is publicly-held in Israel, engaged in the manufacture and sale of aeronautical equipment and owns approximately 69.44% of the Company. The Company completed an initial public offering of its securities in the United States in 1987.

           In February 2000, the Company entered into an agreement (the "Agreement") with TAT Industries (See "Control of Registrant") to purchase the business and operations of TAT Industries for the manufacture of aviation accessories and the lease of certain real estate and buildings (the "Transaction"). The Transaction with TAT Industries was effective as of January 1, 2000 and included inventory, equipment, tools, goodwill, manufacturing licenses and know-how, orders from customers, vehicles, the transfer of liabilities with respect to a bank loan and employee liabilities from TAT Industries to the Company and other assets and rights connected directly with the activities of the factory, as well as the sub-lease of certain real estate and buildings.

           The Company conducts business in the United States through Limco-Airepair International Inc. ("Airepair"), which is FAA certified to engage in the remanufacture, overhaul and repair of heat transfer equipment for the aviation industry.

           The Company manufactures a complete line of heat transfer equipment both in the United States and Israel, including heat exchangers, precoolers, oil coolers and cold plates ("Heat Transfer Equipment"). Heat Transfer Equipment facilitates the necessary removal and dissipation of heat generated during the operation of mechanical and electronic systems. The Company's Heat Transfer Equipment is generally integrated into a complete cooling system. Using its technological expertise, the Company designs each of its heat transfer products to meet the specific space, power, performance and other needs of its customers. Heat Transfer Equipment is marketed worldwide for applications in commercial and military aircraft and electronic systems, the primary users of such equipment. The Company's customers for its Heat Transfer Equipment include Lockheed, Liebherr, Boeing, Israel Aircraft Industries and Cessna, as well as the United States Air Force and Navy. Such customers typically enter into contracts with the Company pursuant to which the Company manufactures specified Heat Transfer Equipment in connection with the customers' production or retrofittings of particular aircraft equipment. Such contracts are generally for a period of between one to three years.

           The Company is also engaged in the remanufacture, overhaul and repair of heat transfer and other aviation equipment ("Overhaul Services"). Heat transfer products typically require Overhaul Services or replacement after three to five years of service. The Company services heat transfer equipment for up to 60% of the replacement cost of a new unit and provides service warranties which vary with the extent of services performed. Remanufactured units are generally given the same warranties as are provided by the original manufacturers of new units of the same type. The Company primarily markets its Overhaul Services to major commercial airlines, KLM, FedEx, Lufthansa and military customers.

           The Company is also engaged in the design, development and manufacture of aviation accessories. These accessories include fuel components, such as valves and pumps, secondary power systems, various instrumentation and electronic assemblies. The Company's customers for its design, development and manufacture of aviation accessories include Lockheed-Martin, Boeing Co., Teledyne, Israeli Air Force, Israel Aircraft Industries, as well as the United States Air Force and Navy. The Company currently overhauls secondary and emergency power systems and jet fuel starters for F-16's, fuel injection governors, power and cooling turbines and valves. The Company's customers for its systems overhaul services include the Israeli Air Force, Israel Aircraft Industries, NATO airforces, as well as the United States Air Force and Navy.

           The Company markets its products and services both through its internal marketing staff and through a worldwide network of independent representatives. These efforts are coordinated and directed by the Company's internal marketing personnel. The Company implemented its current marketing network following the acquisitions of Airepair and Limco in order to capitalize on the complementary products and services of those businesses.

           The Company believes that it is one of the few companies which both manufactures Heat Transfer Equipment and provides Overhaul Services and as a result, is able to cross-sell its Heat Transfer Equipment and Overhaul Services.

MARKET AND BUSINESS STRATEGY

           The Company's principal growth strategy both in the United States and Israel is to: (i) expand its heat transfer business in existing and new markets;
(ii) provide overhaul and repair services for additional aircraft components;
(iii) expand its marketing of overhaul and repair services to additional segments of the aerospace industry; and (iv) use its technological expertise to expand into related businesses.

           Capitalizing on the continuing trend in the aerospace industry to reduce costs by prolonging the useful life of existing equipment, the Company initiated a concentrated marketing effort for its Overhaul Services, which was previously provided only to widebody commercial aircraft. This marketing strategy has enabled the Company to penetrate the regional, helicopter, general aviation and military aircraft markets. In addition, the Company has targeted the aftersale market for certain of its products other than Heat Transfer Equipment.

           The Company has identified the electronics industry as a market with significant growth potential for its Heat Transfer Equipment. For the past several years the Company has been engaged in the design, development and manufacture of electronic heat dissipation equipment such as cold plates, heat sinks, cold walls and other components which remove and dissipate heat from electronic systems. The Company's Heat Transfer Equipment is currently used primarily in airborne radar systems, electronic warfare packages, avionics, electronic pods and other airborne electronic systems. The Company's current customers for these products include Elta (a division of Israel Aircraft Industries), Raytheon, Rafael and Elisra.

           The electronics industry has also seen a trend toward miniaturization of electronic systems. Although smaller, these systems often generate the same level of heat as larger systems. The Company intends to design and develop high technology heat dissipation products to meet the size, weight and efficiency requirements of the electronics industry.

           The Company believes that its technical expertise in the field of heat transfer will facilitate its entry into related businesses.

           In April 1999, the Company entered into a License and Technical Assistance Agreement with a subsidiary of a large international corporation (the "LTA Agreement"). Pursuant to LTA Agreement the Company has supplied the facility know-how, technology and technical assistance for the development and manufacturing of certain types of advanced aeronautical equipment for a total of $4,250,000 in payments over the next three to five years. As of June 15, 2003, the Company received $3,177,500 in payments. At the end of the Project, the Company which bought the know-how and the technology will perform 50% of the Mutual Projects that we have today and they will pay us royalties of 7.5% for 10 years.

           In May 1999, the Company entered into an agreement with ENERCO, an Israeli company, to acquire the know-how and production rights of its line of military air conditioning systems which are used in military communication shelters, mobile shelters and armored vehicles for $274,500 and royalty payments ranging from 1.5% to 5% of sales from 1999 through 2006.

PRODUCTS AND SERVICES

           The table below sets forth, for the periods indicated, the revenues derived from sales, and the percentage of total revenues, of the Company's products and services.


                                                            Years Ended
                                                 December 31, 2002   December 31, 2001
                                             ---------------------- -------------------
Revenues Derived                             AMOUNT     PERCENT     AMOUNT     PERCENT
   From Sale of                              ------     -------     ------     -------

                                                         (In thousands)

Heat Transfer Equipment and avironautical    $15,936      60.6%    $15,228      60.8%
accessories Manufacturing
Overhaul Services                              9,710      36.9%      8,326      33.2%
Other Products                                   634       2.5%      1,497       6.0%
                                             -------     -----     -------     -----
           Total:                            $26,280     100.0%    $25,051     100.0%
                                             =======     =====     =======     =====



                     HEAT TRANSFER EQUIPMENT

           The Company manufactures a wide range of Heat Transfer Equipment both in the United States and Israel. Heat Transfer Equipment, such as heat exchangers, precoolers, evaporators, oil coolers and cold plates, are integral components used in a wide variety of environmental control systems, mechanical and engine systems, as well as a wide range of electronic systems. These systems generate heat during operation that must be removed and dissipated. Heat transfer equipment components facilitate the exchange of the heat created through the operation of these systems by transmitting the heat from a hot medium (air, oil or other fluids) to a cold medium for disposal.

           As a component in a larger operating system, heat transfer equipment must be efficient, compact, lightweight and reliable. In the aerospace industry in particular, there is a constant need for improvements in performance, weight, cost and reliability. In addition, as electronic systems become smaller and more densely packed, the need for sophisticated and efficient heat transfer equipment to serve the cooling functions becomes more critical. Using its technological expertise, the Company believes it is well positioned to respond to these industry demands through continued new product development and product improvements.

           The principal Heat Transfer Equipment of the Company are air-to-air heat exchangers and precoolers and liquid-to-air heat exchangers. Typically, the air-to-air heat exchangers and precoolers cool the jet engine's hot "bleed air" which, when cooled, is then used in the aircraft's air-conditioning, pressurization and pneumatic systems. The liquid-to-air heat exchangers cool liquids such as engine oil, hydraulic oil and other liquid coolants used in other systems.

           The Company provides anywhere from one to all of the different types of heat transfer equipment in a particular aircraft. Widebody planes require approximately seven different types of heat transfer equipment, while regional aircraft and helicopters contain approximately three types. The Company's heat exchangers and precoolers, which are types of heat transfer equipment found in most aircraft, are generally sold for between $1,000 and $20,000 per unit.

           A substantial portion of the Company's Heat Transfer Equipment is sold to customers in connection with the original manufacture or retrofitting of particular aircraft equipment. The Company generally enters into long-term contracts with its customers, which require the Company to supply a designated piece of Heat Transfer Equipment for an entire project. The Company's contracts with such customers generally range from one to three years.

           The Company also manufactures heat dissipation equipment, such as evaporators, cold plates, cooling chests, heat sinks and cold walls (which may be air-to-air, liquid-to-air or liquid-to-liquid), which control and dispose of heat emitted by the operation of various electronic systems. These heat dissipation products are currently utilized mainly in radar systems, avionics, electronic warfare systems and various pods for targeting, navigation and night vision.

           The Heat Transfer Equipment has been marketed worldwide for applications in commercial and military aircraft and electronics systems, the primary users of such equipment. The Company's customers for its Heat Transfer Equipment include Lockheed, Liebherr, Boeing, Israel Aircraft Industries and Cessna, as well as the United States Air Force and Navy. As a result of the specialized nature of the systems in which the Company's parts are included, spare and replacement parts for the original heat transfer systems are usually provided by the Company.

                     SYSTEM DESIGN, DEVELOPMENT AND MANUFACTURE

           The Company is also engaged in the design, development and manufacture of aviation accessories. These accessories include fuel component systems, such as valves and pumps, secondary power systems, various instrumentation and electronic assemblies. The Company's customers for its design, development and manufacture of aviation accessories include Lockheed-Martin, Boeing Co., Teledyne, Israeli Air Force, Israel Aircraft Industries, as well as the U.S. Air Force and Navy.

                     REMANUFACTURE, OVERHAUL AND REPAIR SERVICES

           The Company remanufactures, overhauls and repairs heat transfer equipment through its FAA certified repair station. In the past, the Company has primarily marketed these Overhaul Services to major commercial airlines, such as Air Canada, FedEx, Sabena and Lufthansa. The Company is also engaged with the U.S. Air Force and Navy and Bell Helicopters in overhaul and repair of military heat transfer products.

           Heat transfer products typically require Overhaul Services or replacement after three to five years of service. The Company offers its customers repair services on three levels. If the damage is significant, the Company will remanufacture the unit, which generally entails replacing the core matrix of the damaged or old heat transfer product in lieu of replacing the entire unit with a new one. The Company designs and develops these customized remanufacture programs as cost effective alternatives to new part replacement. Remanufacture programs account for more than 50% of the Company's Overhaul Services. In cases of less severe damage, the Company will either overhaul or repair the unit as necessary. The Company's Overhaul Services generally cost a customer up to approximately 60% of the price of replacement with a new unit, and come with warranties which vary with the extent of service performed. Remanufactured units carry warranties identical to those provided with new units.

           The Company currently overhauls secondary and emergency power systems and jet fuel starters for F-16's, fuel injection governors, power and cooling turbines and valves. The Company's customers for its systems overhaul services include the Israeli Air Force, Israel Aircraft Industries, NATO airforces, as well as the U.S. Air Force and Navy.

                     CONVENTIONAL AIR CONDITIONING SYSTEMS

           TAT Technologies offers a wide range of highly reliable and affordable Military Air Conditioners and NBC Systems, featuring high performance and simplicity. TAT manufactures a comprehensive line of versatile air conditioning systems, which provide a complete solution for application where heat removal is essential. Simple installation, maintenance and easy integration make the systems user-friendly. The units meet the MIL-STD-810 and MIL-STD-461 requirements and are designed for operation in difficult climatic conditions. Our Air Conditioning and NBC Systems have been installed on Military Communications Shelters, Mobile Shelters, Armored Vehicles and used in many other military applications. Beside our standard units, we may propose custom-made systems as per customer specification.

SALES AND MARKETING

           The Company derives its revenues mainly from sales to customers in the United States, Israel and Europe. The geographic distribution of such sales is as follows:



GEOGRAPHIC REGION                                           Years Ended
-----------------
                                    --------------------------------------------------------
                                       December 31, 2002                 December 31, 2001
                                    ------------------------         -----------------------
                                                          (In thousands)

                                      AMOUNT        PERCENT           AMOUNT        PERCENT
                                      ------        -------           ------        -------
Israel                               $ 4,277         16.27%          $ 5,482         21.88%
Other Asian countries                  1,382          5.25%            1,327          5.30%
United States                         13,531         51.48%           12,393         49.47%
Europe                                 6,879         26.18%            5,680         22.67%
Other                                    211          0.81%              169          0.68%
                                     -------        ------              -------     ------
           Total:                    $26,280        100.00%          $25,051        100.00%


           The Company markets its products and services through its internal marketing staff and a worldwide network which consists of independent representatives. These efforts are coordinated and directed by the Company's internal marketing personnel. The Company's representatives are strategically located near key customer sites in certain offices throughout the United States, in addition to offices in Europe, Asia, the Middle East, South America and Australia. The Company implemented its current marketing network following the acquisitions of Airepair and Limco in order to capitalize on the complementary products and services of these businesses and the increased customer base. Representatives are in regular contact with engineering and procurement personnel and program managers of existing and target customers to identify new programs and needs for the Company's products, obtain requests for quotations and identify new product opportunities. The Company's marketing activities also include advertising in technical publications which target heat transfer equipment and related markets, attending exhibitions, trade shows and professional conferences, organizing seminars and direct mailing of advertisements and technical brochures to current and potential customers.

MAJOR CUSTOMERS

           The Company's products and services are provided worldwide to OEMs and end-user customers in the commercial, military and industrial markets. The Company's major customers include OEMs such as Liebherr, Lockheed, Hamilton-Sundsrand, Israel Aircraft Industries and Boeing and end-users such as KLM, FedEx, Lufthansa and the United States Government. During the fiscal years ended December 31, 2001 and 2002 Elta Electronics Industries Ltd. (a subsidiary of I.A.I. Ltd.) accounted for approximately 15.6% and 119%, respectively, of the Company's revenues. For the fiscal years ended December 31, 2001 and 2002, Liebherr - Aerospace Toulouse Ltd. accounted for 11.4% and 12.8%, respectively, of the Company's revenues.

           Sales to the U.S. and Israeli governments, acting through their various departments and agencies, accounted for approximately 14.6% and 4.4% of the Company's revenues in 2001, respectively, and approximately 17.3% and 3.2% of the Company's revenues in 2002, respectively. Government contracts are generally terminable by the government at will.

PRODUCT AND SERVICE WARRANTIES

           The Company provides warranties for its products and services ranging from one to five years, which vary with respect to each contract and in accordance with the nature of each specific product. To date, warranty costs to the Company have not been substantial.

ENGINEERING AND MANUFACTURING

           The Company maintains a staff of 261 employees in engineering and manufacturing to design, manufacture, remanufacture, repair and test its products. See "Item 13 - Interest of Management in Certain Transactions." The Company's engineering department is responsible for the design and development of all heat exchangers and other products as well as the methods, tooling, test instructions and test equipment. The engineering staff provides the Company with extensive knowledge and experience related to its Heat Transfer Equipment. Most of the Company's product lines have a designated project manager who is an experienced engineer and is in charge of all the activities in his area. The product manager interfaces with the customer, engineering department, manufacturing department and vendors, and is responsible for all aspects of the program including scheduling, adherence to specifications, customer support and reporting.

           In general, the Company has manufacturing capabilities for most of the parts and accessories of its Heat Transfer Equipment. The Company also manufactures the necessary tools, fixtures, test equipment and special jigs required to manufacture, assemble and test its products. The Company has developed proprietary design techniques and computer aided design software which assist in the mechanical design and manufacturing of the Company's products. All products are produced and tested by trained inspectors using highly sophisticated test equipment in accordance with customer requirements.

           The Company provides its Overhaul Services through its in-house engineering and manufacturing staff. The Company's Chief Engineer and Quality Assurance Manager of its Overhaul Services have been certified as an FAA-Designated Engineering Representative and an FAA-Designated Manufacturing Inspection Representative, respectively, and work together with the Company's engineers to assure compliance with FAA guidelines and provide the necessary inspection of products during development and manufacture.

           The Company is generally not dependent upon any single source of supply, and seeks to maintain an adequate inventory of all imported components. The Company's Israeli operations employ the services of a purchasing agent, a corporation which is wholly-owned by certain officers and directors of the Company. See "Item 13 - Interest of Management in Certain Transactions."

REGULATION

           The Company's operations in the United States are regulated by the FAA and the U.S. Department of Defense.

           The Company is required to comply with the FAA's Federal Aviation Regulation, which generally requires the Company to obtain FAA approval prior to the sale of new products for aircraft applications. The Company currently holds all necessary FAA authorizations required for the production of its products. In addition, the Company holds an FAA repair station certificate which permits the Company to provide its Overhaul Services.

           The Company is also required to comply with the U.S. Department of Defense's Federal Acquisition Regulation, which governs all of the Company's work for military applications.

           The Company's operations in Israel are subject to supervision by the Ministry of Defense and Civil Aviation Administration. The Company is certified by the Israeli Air Force for the Ministry of Defense for both manufacturing and maintenance. The Company is also licensed as a repair station for certain components by the Israeli Civil Aviation Administration. In addition, the Company's export of certain products and/or know-how is subject to approval by SIBAT, a corporation controlled by the government of Israel. Permits from SIBAT must be obtained for the initiation of sales proposals with regard to such exports, as well as for the actual exports of such products.

BACKLOG

           At June 15, 2003, the Company had a backlog of approximately $28.0 million for products to be delivered through December 31, 2005, as compared to June 15, 2002, when the Company had a backlog of approximately $26.0 million for products to be delivered through December 31, 2004. The Company anticipates that approximately $16.6 million of its backlog at June 15, 2003 will be delivered by December 31, 2003, approximately $8.5 million by December 31, 2004 and approximately $2.9 million by December 31, 2005.

COMPETITION

           The field of heat transfer requires specialized technology, equipment and facilities, an experienced technical and engineering staff, as well as highly sophisticated and trained technicians. Although these factors have tended to limit the number of manufacturers who enter this field, it nonetheless remains very competitive. The major manufacturers in the field are Honeywell Corporation and Hamilton Sunstrand. Other manufacturers in the United States are Hughes-Treitler Manufacturing Corp., Stewart Warner South Wind Corp., United Aircraft Products, Lytron Inc. and Lockhart Industries Inc., and manufacturers based in Europe include I.M.I. Marston Ltd., Normalair Garrett Ltd. ("NGL"), Secan and Behr.

           The Company's major competitor in the Overhaul Services business is Lori, a subsidiary of Honeywell, a U.S. company. Other competitors include Secan and NGL, which are based in Europe.

PROPRIETARY RIGHTS

           At the present time the Company owns two U.S. patents and one Israeli patent with respect to this technology relating to Air Cycle Air Conditioning Systems and Condenser Heat Exchange technology. Except for such patents, neither the Company nor any of its subsidiaries holds any material patents and none of them is currently seeking additional patent protection in any country. The Company relies on confidentiality agreements with its significant employees as well as on laws protecting trade secrets, and considers such items proprietary, but believes that its success depends less on the ownership of such proprietary rights than on its innovative skills, technical competence and marketing abilities. The Company has no existing material registered trademarks.

PROPERTY, PLANT AND EQUIPMENT

           The Company's executive offices, research and development and manufacturing facilities in Israel are located in a 9,500 square foot facility located in Gedera. This facility is leased from the Israeli government pursuant to a lease which expires in 2020, which was assigned, but not registered, to the Company by TAT Industries in connection with the Company's acquisition of TAT Industries' heat exchanger operations. See "Item 7 - Major Shareholders and Related Party Transactions."

           In connection with the purchase of the business and operations of TAT Industries, in February 2000, the Company and TAT Industries entered into a lease agreement, pursuant to which the Company leases from TAT Industries, the real estate and buildings encompassing an area of approximately 29.5 dunams for a period of 24 years and 11 months. The Company pays TAT Industries annual rentals of approximately $300,000, with an additional incremental payment of 2% per year, and which rentals are subject to revaluation every fifth year.

           The Company owns its Tulsa, Oklahoma facility which consists of approximately 55,000 square feet.

           Management believes that the Company's present facilities are well maintained, in good condition and are sufficient for the Company to continue to operate and meet its production needs. The Company's utilization of its production capacity varies from time to time based on fluctuations in its business and other factors.

                    CONDITIONS IN ISRAEL

                 The Company's principal executive offices and manufacturing and research and development facilities are located in the State of Israel. Accordingly, the Company is directly affected by political, economic and military conditions in Israel.

                 Political Conditions

           Potential political, economic and military instability in Israel may harm our results of operations. We are organized under the laws of the State of Israel and a substantial portion of our assets, and our principal operations, are located in Israel. Our operations, financial condition and results of operations are directly influenced by economic, political and military conditions in and affecting Israel. We could be adversely affected if major hostilities break out in the Middle East or if trade between Israel and its present trading partners is curtailed. Since the establishment of the State of Israel in 1948, a state of hostility has existed between Israel and the Arab countries in the region. Any future armed conflicts or political instability in the region could negatively affect our business or harm our results of operations. We cannot predict whether a full resolution of these problems will be achieved, the nature of any such resolution or any consequences that any of these factors may have on us. In addition, since October 2000, there has been a significant increase in violence, primarily in the West Bank and Gaza Strip. The peace process between Israel and the Palestinian Authority has seriously deteriorated due to the recent increased violence between Israelis and

Palestinians. Israeli companies and companies doing business with them have been subject to an economic boycott initiated by the Arab countries. This boycott and policies may seriously harm our operating results or the expansion of our business. We cannot predict the effect on the region of the increase in the degree of violence between Israel and the Palestinians . However, in May 2003, as a result of the publication of the "roadmap" by the Quartet (the EU, Russia, UN and the United States) attempts are being made to reinstitute the peace process between Israel and the Palestinians. The current situation in Israel could adversely affect our operations if our customers and/or strategic allies believe that instability in the region could affect our ability to fulfill our commitments.

           All male adult citizens and permanent residents of Israel under the age of 45 are, unless exempt, obligated to perform up to 30 days of military reserve duty annually. Additionally, all such residents are subject to being called to active duty at any time under emergency circumstances. Many of the Company's officers and employees are currently obligated to perform annual reserve duty. While the Company has operated effectively under these requirements since it began operations the Company cannot assess the full impact of such requirements on its workforce or business if conditions should change and the Company cannot predict the effect on it of any expansion or reduction of such obligations.


      Economic Conditions

                 Israeli's economy has been subject to numerous destabilizing factors, including a period of rampant inflation in the early to mid-1980s, low foreign exchange reserves, fluctuations in world commodity prices, military conflicts and civil unrest. The Israeli government has, for these and other reasons, intervened in various sectors of the economy, by utilizing, among other means, fiscal and monetary policies, import duties, foreign currency restrictions and control of wages, prices and foreign currency exchange rates. In 1998, the Israeli currency control regulations were liberalized significantly, as a result of which Israeli residents may deal in foreign currency and non-residents of Israel may purchase and sell Israeli currency and assets. The Israeli government has periodically changed its policies in all these areas. There are currently no Israeli currency control restrictions or remittances of dividends on the ordinary shares or the proceeds from the sale of the shares, however, legislation remains in effect pursuant to which currency controls can be imposed by administrative action at any time. In addition, Israeli residents are required to file reports pertaining to specific types of actions or transactions.

           The Israeli government's monetary policy contributed to relative price and exchange rate stability in recent years, despite fluctuating rates of economic growth and a high rate of unemployment. There can be no assurance that the Israeli government will be successful in its attempts to keep prices and exchange rates stable. Price and exchange rate instability may have a material adverse effect on the Company.

       Trade Relations

           Israel is a member of the United Nations, the International Monetary Fund, the International Bank for Reconstruction and Development and the International Finance Corporation. Israel is a member of the World Trade Organization and is a signatory to the General Agreement on Tariffs and Trade. In addition, Israel has been granted preferences under the Generalized System of Preferences from the United States, Australis, Canada and Japan. These preferences allow Israel to export the products covered by such programs either duty-free or at reduced tariffs.

           Israel and the EEC, known now as the "European Union" concluded a Free Trade Agreement in July 1975 which confers some advantages with respect to Israeli exports to most European countries and obligates Israel to lower its tariffs with respect to imports from these countries over a number of years. In 1985, Israel and the United States entered into an agreement to establish a Free Trade Area. The Free Trade Area has eliminated all tariff and some non-tariff barriers on most trade between the two countries. On January 1, 1993, an agreement between Israel and the European Free Trade Association, known as the "EFTA," established a free-trade agreement with the European Union, which includes redefinement of rules of origin and other improvements, such as allowing Israel to become a member of the Research and Technology programs of the European Union. In recent years, Israel has established commercial and trade relations with a number of other nations, including Russia, China, India, Turkey and other nations in Eastern Europe and Asia.

HISTORY AND DEVELOPMENT OF THE COMPANY

           The Company was incorporated in 1985 pursuant to the laws of Israel under the name Galaxy Graphics Ltd. and the name was changed to TAT Technologies Ltd. in May 1992. The Company was formed to develop the computerized systems business of TAT Aero Equipment Industries, Ltd., an affiliate and majority shareholder of the Company, which in August 1994 changed its name to TAT Industries, Ltd. The Company's registered office is located at P.O. Box 80, Gedera, Israel 70750 and our telephone number is 972-8-859-5411.

           For a discussion of our capital expenditures and divestitures, shareholders should review "Item 5. Operating and Financial Review and Prospects."

ORGANIZATIONAL STRUCTURE

           The Company is approximately 70% owned by TAT Industries, Ltd., an Israeli corporation. The Company's wholly-owned subsidiary, Limco-Airepair International, Inc. ("Airepair), is located in Tulsa, Oklahoma.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

           YOU SHOULD READ THE FOLLOWING DISCUSSION AND ANALYSIS IN CONJUNCTION WITH ITEM 3 -"SELECTED FINANCIAL DATA" AND OUR CONSOLIDATED FINANCIAL STATEMENTS AND NOTES THERETO INCLUDED ELSEWHERE IN THIS ANNUAL REPORT. IN ADDITION TO HISTORICAL INFORMATION, THE FOLLOWING DISCUSSION CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS THAT INVOLVE KNOWN AND UNKNOWN RISKS AND UNCERTAINTIES, SUCH AS STATEMENTS OF OUR PLANS, OBJECTIVES, EXPECTATIONS AND INTENTIONS. SEE " FORWARD-LOOKING STATEMENTS."

OPERATING RESULTS

OVERVIEW

           The Company's revenues and cost of revenues may vary significantly from year to year due to fluctuations in the mix of products ordered by customers and in the timing of orders and deliveries. As a result, comparisons of one period to another in any given year are not necessarily an accurate indication of future trends.

           Sales to the United States and Israeli governments accounted for approximately 14.6% and 4.4%, respectively, of the Company's revenues for 2001 and for approximately 17.3% and 3.2%, respectively, of the Company's revenues for 2002. See " Item 1-Business-Major Customers." While a substantial portion of the Company's revenues is derived from the sale of products for the non-military market in the United States, Israel and abroad, management of the Company believes that the success and development of its business will continue to depend in part upon its ability to participate in the defense programs of the United States, Israel and other governments. While certain of such defense programs have been reduced or terminated as a result of current political conditions and budgetary constraints, it is not possible to determine the extent to which such reductions have affected the Company's revenues. There can be no assurance that any of these governments will continue to commit the current level of resources to such programs, that the Company will be able to continue to participate in such programs, or that changes thereto will not materially affect the financial condition of the Company. As a result, the Company's historical results of operation and financial position are not necessarily indicative of any future operating results or financial position.

           The Company maintains its accounts and presents its financial statements in U.S. Dollars, the primary currency of the Company's operations. Transactions and balances denominated in currencies other than the U.S. Dollar have been presented in U.S. Dollars based on representative rates of exchange of such currencies.

      YEAR ENDED DECEMBER 31, 2002 COMPARED TO YEAR ENDED DECEMBER 31, 2001

           REVENUES. Revenues in 2002 amounted to approximately $26.28 million compared to approximately $25.05 million in 2001. The increase in revenues from 2002 compared to 2001, is attributable to the recognition in revenues from the sale of know-how to Liebherr and an increase in revenues from the Company's U.S. subsidiary.

           COST OF REVENUES. Cost of revenues increased to approximately $17.2 million in 2002 from approximately $16.9 million in 2001. This increase is a direct result of the Company's increase in revenues.

           COST OF RESEARCH AND DEVELOPMENT. Cost of research and development was $0.2 million in December 31, 2002 compared to $0.3 million in December 31, 2001.

           SELLING GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses in 2002 amounted to approximately $5.07 million compared to approximately $5.06 million in 2001.

           OPERATING INCOME. Operating income in 2002 increased approximately 37% to $3.8 million compared to approximately $2.8 million in 2001, as a direct result of an increase in sales.

           FINANCIAL EXPENSES. The financial income (expenses) were $99 thousand in 2002 compared toexpenses of approximately $(78) thousand in 2001, as a result of the devaluation of the Israeli shekel against the U.S. dollar.

           OTHER INCOME (LOSS). Other income (loss) of $8 thousand in 2002 compared to gain of $(1) thousand in 2001.

           NET INCOME. Based on the foregoing, in 2002, the Company had a net income of approximately $3,589 thousand compared to a net of approximately $2,658 thousand in 2001.



      YEAR ENDED DECEMBER 31, 2001 COMPARED TO YEAR ENDED DECEMBER 31, 2000

           REVENUES. Revenues in 2001 amounted to approximately $25.05 million compared to approximately $28.42 million in 2000. The decrease in revenues from 2001 compared to 2000, is primarily attributable to the cancellation of orders in connection with the events that occurred on September 11, 2001 and postponed revenues from sale of know-how to Liebherr.

           COST OF REVENUES. Cost of revenues decreased to approximately $16.9 million in 2001 from approximately $18.4 million in 2000 as a direct result of a decrease in revenues in 2001.

           COST OF RESEARCH AND DEVELOPMENT. Cost of research and development remained the same during the year ended December 31, 2001 as compared to December 31, 2000 at $0.3 million.

           SELLING GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses in 2001 amounted to approximately $5.06 million compared to approximately $5.15 million in 2000.

           OPERATING INCOME (LOSS) Operating income in 2001 decreased approximately 38% to $2.8 million compared to approximately $4.5 million in 2000, as a direct result of a decrease in revenues during 2001 and without a reduction in the Company's fixed expenses.

           FINANCIAL EXPENSES. The financial income (expenses) were $(79) thousand in 2001 compared to expenses of approximately $211 thousand in 2000, as a result of the devaluation of the Israeli shekel against the U.S. dollar.

           OTHER INCOME (LOSS). Other income (loss) of $(1) thousand in 2001 to gain of $752 thousand in 2000. See Note 17(c) to the Company's Consolidated Financial Statements.

           NET INCOME FROM CONTINUED OPERATIONS. Based on the foregoing, in 2001, the Company had a net income of approximately $2,658 thousand compared to a net of approximately $5,447 thousand in 2000.

LIQUIDITY AND CAPITAL RESOURCES

           At December 31, 2002, the Company had working capital of approximately $20.2 million. To date, the Company has financed its operations through the initial public offering in 1987, the public offering (the "Public Offering") of its Ordinary Shares in November 1993 (approximately $13.8 million), the private placement of Ordinary Shares to certain investors in December 1992 (approximately $5 million) (the "Private Placement"), the sale of TVG ordinary shares owned by the Company, the sale of Aryt shares, cash flow from operations, short-term, interest-free borrowings from TAT Industries and export loans.

           In the year ended December 31, 2002, the Company provided approximately $4,823,000 in cash to cover operating activities compared to approximately $2,050,000 in 2001. In the years ended December 31, 2002 and 2001, the Company provided (used) approximately $(973,000) and approximately $1,963,000 respectively, in its investing activities. The cash used in operating and investing activities in 2002 and 2001 was funded by proceeds from cash generated from operating activities.

           Current liabilities increased to approximately $5.96 million at December 31, 2002 from approximately $3.3 million at December 31, 2001.

           As of July 1, 1992, the Company acquired Airepair for an aggregate consideration of $2.9 million, consisting of a $500,000 cash payment and a promissory note payable to the former shareholder of Airepair in the amount of $1.4 million, payable in monthly installments of $11,667 each, which amount includes interest. In connection with the acquisition, the Company entered into a consulting agreement with the former shareholder of Airepair requiring an aggregate payment of $1 million, payable in monthly installments of $8,333 over a 10 year period. Such payments are reflected in the Consolidated Financial Statements at present value calculated annual interest rate of 9%. This agreement expired on July 2002.

           Management believes that anticipated cash flow from operations and its current cash balances will be sufficient to meet the Company's cash requirements through at least December 31, 2003. The Company's continued operations thereafter will depend upon cash flow from operations and the availability of equity or debt financing.

OFF-BALANCE SHEET ARRANGEMENTS

There are no obligations required to be reported hereunder which does not appear in the financial statement.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Not applicable.

IMPACT OF INFLATION, DEVALUATION AND FLUCTUATION OF
CURRENCIES ON RESULTS OF OPERATION, LIABILITIES AND ASSETS

           For many years prior to 1986, the Israeli economy was characterized by high rates of inflation and devaluation of the Israeli currency against the U.S. Dollar and other currencies. Since the institution of the Israeli Economic Program in 1985, the rate of inflation, while continuing upward, has been significantly reduced and the rate of devaluation has been substantially diminished. During the calendar years of 1990 through 1994, the annual rates of inflation were approximately 18%, 18%, 9%, 11% and 14.5%, respectively. During 1989 and 1990 the U.S. Dollar declined in value relative to major world currencies. Because government policies in Israel linked exchange rates to a weighted basket of foreign currencies of Israel's major trading partners, the exchange rate between the NIS and the U.S. Dollar remained relatively stable during this period. However, during 2000, 2001 and 2002 Israel effected devaluations of the NIS against the U.S. Dollar of (2.7%), (9.2%) and 7.27%, respectively.

           During each of the three years in the period ended December 31, 1991 and during the two years ended December 31, 1994, the rate of inflation in Israel exceeded the rate of devaluation of the NIS against the U.S. Dollar, but in 1992, the rate of devaluation of the NIS against the U.S. Dollar exceeded the rate of inflation in Israel.

           The U.S. Dollar cost of the Company's operations in Israel is influenced by the extent to which any increase in the rate of inflation in Israel over the rate of inflation in the United States is offset by a devaluation of the NIS in relation to the U.S. Dollar. Inflation in Israel will have a negative effect on the profitability to the Company of contracts under which the Company is to receive payment in U.S. Dollars or other foreign currencies, unless such inflation is offset by a devaluation of the NIS.

           A devaluation of the NIS in relation to the U.S. Dollar will have the effect of decreasing the U.S. Dollar value of any assets of the Company denominated in NIS or receivables payable in NIS (unless linked to the U.S. Dollar). Such a devaluation would also have the effect of reducing the U.S. Dollar amount of any liabilities of the Company which are payable in NIS (unless linked to the U.S. Dollar). Thus, for example, by refinancing outstanding U.S. Dollar-linked borrowings with NIS borrowings unlinked to either the U.S. Dollar or the Consumer Price Index ("CPI"), the Company was able to reduce financing expenses when the NIS was devalued in 1992. Conversely, any increase in the value of the NIS in relation to the U.S. Dollar would have the effect of increasing the U.S. Dollar value of any unlinked NIS assets of the Company and the U.S. Dollar amount of any unlinked NIS liabilities of the Company.

           Because exchange rates between the NIS and the U.S. Dollar fluctuate continuously (albeit with a declining trend in the value of the NIS), exchange rate fluctuations and especially larger periodic devaluations have an impact on the Company's profitability and period-to-period comparisons of the Company's results. For the years ended December 31, 1999, 2000, 2001 and 2002, such impact did not have a material effect on the Company's operations. The caption "Financial expenses - net" in the Company's financial statements includes the impact of these factors.

           The following table sets forth for the periods indicated certain information with respect to the rate of inflation in Israel, as measured by the CPI, the devaluation of Israeli currency in relation to the U.S. Dollar, the annual inflation rate adjusted for devaluation and the rate of inflation in the United States:


               ISRAELI                                                          ANNUAL
              CONSUMER                       CLOSING                         INFLATION RATE           U.S.
YEAR ENDED      PRICE         ANNUAL        EXCHANGE         ANNUAL          ADJUSTED FOR         INFLATION
DECEMBER 31   INDEX(1)     INFLATION(2)      RATE(3)      DEVALUATION(4)     DEVALUATION(5)         RATE(6)
-----------   --------     ------------      -------      --------------     --------------         -------

   1995      19,703,393        8.1            3.135           3.9                4.0                 2.5
   1996      21,789,455       10.6            3.251           3.7                6.8                 3.3
   1997      23,312,127        7.0            3.536           8.8               (1.6)                1.7
   1998      25,322,057        8.6            4.160          17.6               (8.3)                1.6
   1999      25,662,314        1.3            4.153         (0.17)               1.4                 2.7
   2000      25,758,608        0.4            4.041          (2.7)               3.1                 3.4
   2001      26,023,994        1.0            4.416           9.3               (8.2)                1.6
   2002      27,714,529        6.5            4.737           7.3               (0.8)                2.4

-------------------

(1)        For purposes of this table, the CPI figures use average 1951=100.
           These figures are based on reports of the Israel Central Statistics Bureau.

(2) "Annual Inflation" is the percentage change in the CPI between December of the year indicated and December of the preceding year.

(3) "Closing Exchange Rate" is the rate of exchange between Israeli currency and the U.S. Dollar at December 31 of the year indicated as reported by the Bank of Israel.

(4) "Annual Devaluation" is the percentage increase in the value of the U.S. Dollar in relation to Israeli currency during the year indicated.

(5) "Annual Inflation Adjusted for Devaluation" is obtained by dividing the December CPI (Column 1) by the closing exchange rate (Column 3), thus first obtaining a U.S. Dollar adjusted CPI, and then calculating the yearly percentage changes in this adjusted index.

(6) "U.S. Inflation Rate" is obtained by calculating the change in the U.S. CPI for All Urban Consumers, as published by the Bureau of Labor Statistics of the U.S. Department of Labor.


RESEARCH AND DEVELOPMENT

           As of June 15, 2003, the Company employed a research and development staff of two people. The Company continually utilizes its engineering and manufacturing capabilities in the design and development of new products and services and cost effective management techniques.

TREND INFORMATION

           There are no significant recent trends that are material to production, sales and inventory, the state of the order book and costs and selling prices since the latest fiscal year.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS AND SENIOR MANAGEMENT

           The directors, officers and key employees of the Company are as follows:

NAME                         AGE          POSITION WITH THE COMPANY
----                         ---          -------------------------
Shlomo Ostersetzer           76           Chief Executive Officer and Chairman
                                             of the Board of Directors
Dov Zeelim                   63           President, Vice Chairman of the Board
                                             of Directors
Israel Ofen                  54           Executive V.P., Chief Financial
                                             Officer and Director
Shraga Katz                  58           Vice President Operations
Avi Kahana                   59           Secretary
Moshe Tachnai                61           Director
Jacob Danan                  62           Chief Engineer and Vice President of
                                             Marketing
Shaul Menachem               56           President - Limco-Airepair
Eran Frenkel *(1)            36           V.P.  Business Development -
                                             Limco-Airepair
Yossi Rosenberg *(2)         38           Vice-President Economics
Dr. Meir Dvir                72           Director
Yaacov Fish                  56           Director
Yael Rosenberg               34           Director
Lior Zeelim  (3)             34           Director

           Each Director of the Company is elected to serve until the next annual general meeting of shareholders and until his successor has been elected. Officers serve at the discretion of the Board of Directors.

           SHLOMO OSTERSETZER has served as Chairman of the Board of Directors of the Company since April 1985. Mr. Ostersetzer has also served as Chief Executive Officer of the Company since 1990. Mr. Ostersetzer was one of the founders of TAT Industries and has served as Chairman of the Board of Directors of TAT Industries since 1970. See "Item 13 - Interest of Management Certain Transaction." Prior to serving as TAT Industries' Chairman, Mr. Ostersetzer served as the President and Managing Director of TAT Industries. Mr. Ostersetzer has served with TAT Industries since 1968.

           DOV ZEELIM has been the President of the Company since January 2000 and has served as Vice Chairman of the Board of Directors of the Company since April 1985 and has served as Managing Director of TAT Industries since 1983. Prior to this position, Mr. Zeelim served as Executive Vice President and as Vice Chairman of TAT Industries. Mr. Zeelim has served with TAT Industries since 1969. Mr. Zeelim is licensed as a C.P.A. in Israel.

           ISRAEL OFEN has served as Executive Vice President and Chief Financial Officer of the Company since August 1993, as Managing Director since March 1991 and has held other managerial positions with the Company since April 1985. In addition, Mr. Ofen served as Vice President, Finance of TAT Industries from 1983 through August 31, 1993 and President since January 2000. Mr. Ofen is licensed as a C.P.A. in Israel.

           SHRAGA KATZ has served as V.P. Operations of the Company since March 1998. From August 1995 to March 1998 he served as General Manger of Limco. From 1986 to 1995, he served as manager of the Israeli heat exchanger operations division of TAT Industries and has served as manager of the heat exchange operations for the Company since 1991. Mr. Katz is a retired lieutenant colonel of the Israeli Air Force in which he served for 20 years.

           AVI KAHANA has served as Secretary of the Company since January 1, 1998. During the past five years Mr. Kahana has been the Manager of Import and Export, and he has worked for TAT Industries and its subsidiaries since 1984.

           MOSHE TACHNAI has been a Director of the Company since 1985 and previously served as Senior Vice President, Operations of the Company from April 1985 to May 1988. Prior thereto, Mr. Tachnai served in various capacities with TAT Industries since 1968. Presently, Mr. Tachnai is a Manager with Memtech Ltd., a company engaged in electronics and computer systems and a director of Novo Media Ltd., a company engaged in printing.

           JACOB DANAN is Chief Engineer of the Company, and, as of January 1, 1998, was appointed Vice President of Marketing. Mr. Danan has been with the company since 1980. He is an aeronautic engineer, and received his degree from the Technion in Haifa.

           SHAUL MENACHEM has served as the President of Limco-Airepair (wholly owned subsidiary) since February 1998. Mr. Menachem received his MSc. in Engineering Management from Bridgeport University of Connecticut.

           (1) ERAN FRENKEL has served as Vice President Business Development of Limco-Airepair since June 2003. Mr. Frenkel is the son in law of Dov Zeelim. Mr. Frenkel received his Masters in Business Administration from Pace University in New-York.

           (2) YOSSI ROSENBERG has served as Vice President of Economics of the company and Director of TAT Industries Ltd. since June 2003. Mr. Rosenberg is the son in law of Shlomo Ostersetzer.

           DR. MEIR DVIR has served as a Director of the Company since December 1994. Mr. Dvir has served as deputy General Manager of Business Research and Development of the Israeli Aircraft Industries since 1985. He is also a director of Elta, Komodur Aviation and DTS.

           YAACOV FISH has served as a Director of the Company since January 1994. From 1992 to 1997 Mr. Fish served as Managing Director of Magen Central Pension Fund Ltd. Mr. Fish served as a financial advisor to Shalev Transportation Cooperative Ltd. from 1990 to 1994. Mr. Fish served as general comptroller of Egged Ltd. from 1977 to 1990.

           YAEL ROSENBERG has served as a Director of the Company since December 1999 and has served as a director of TAT Industries since November 1996. Mrs. Rosenberg is the daughter of Shlomo Ostersetzer, who is Chairman of the Board of the Company and TAT Industries. She is employed as a lawyer in the law offices of Meitar, Liqvornik, Geva and Co. Mrs. Rosenberg received her B.A. in law at the Administration and Management College in Tel Aviv.

           (3) LIOR ZEELIM has served as a Director of the Company since December 1999. Mr. Zeelim is the son of Dov Zeelim, Vice Chairman of the Board of the Company and TAT Industries and President of TAT Industries. He is a registered representative who trades in the stock market for his own account.



COMPENSATION

           During 2002, the Company paid its officers and directors compensation in the aggregate amount of $1,651,601 and the Company anticipates that the aggregate compensation paid to its officers and directors during 2003 will be approximately $1,650,000. The foregoing includes amounts set aside for or accrued to provide pension, retirement or similar benefits but does not include amounts expended by the Company for automobiles made available to its officers, expenses (including business travel, professional and business association dues and expenses) reimbursed to officers and other benefits commonly reimbursed and paid for by companies in Israel.



  EMPLOYEE'S NAME     SALARIES & SOCIAL       BONUS      OPTION PLAN          REALIZATION PLAN
                           BENEFITS
-----------------------------------------------------------------------------------------------------
Shlomo Ostersetzer        $240,717           $81,859       250,000        --      125,000    125,000
Dov Zeelim                $261,994           $81,859       350,000      50,000    125,000    175,000
Israel Ofen               $169,777           $26,176       205,000      37,500     65,000    102,500
Jacob Danan               $175,084           $34,553       40,750        2,000     13,750     25,000
Shraga Katz               $122,134           $16,680       27,000        2,000      5,000     20,000
Shaul Menachem            $187,692           $35,000       10,000         --        --        10,000
Eran Frenkel                73,278             --            --           --        --         --
Yossi Rozenberg            $70,583           $2,122          --           --        --         --
Avi Kahana                 $38,264            $743           --           --         -         --
Moshe Tachnai               $6,833             --           7,500        2,500       -         5,000
Meir Dvir                   $6,833             --           7,500        2,500       -         5,000
Yaakov Fish                 $6,833             --           7,500        2,500       -         5,000
Yael Rozenberg              $6,428             --            --           --        --         --
Lior Zeelim                 $6,159             --            --           --        --         --


Board Committees

           The Articles of Association of the Company provide that any director may, by written notice to the Company, appoint another person to serve as an alternate director, subject to the approval of a majority of the Directors, and may cancel such appointment. Any person, whether or not already a director, may act as an alternate, and the same person may act as the alternate for several directors and shall have the corresponding number of votes equivalent to the number of directors who appointed him. The term of appointment of an alternate director may be for a specified period, or until notice is given of the termination of the specified period, or of the appointment. No director currently intends to appoint any other person as an alternate director, except if the director is unable to attend a meeting of the Board of Directors. In the event of a tie vote, under the Articles of Association of the Company, the Chairman of the Board shall have a second or casting vote.

INDEPENDENT DIRECTORS

           Under an amendment effective July 1987 to the Israeli Companies Ordinance (New Version), 1983, publicly held Israeli companies are required to appoint at least two independent directors (the "Independent Directors") who have been approved by a statutory committee consisting of the Chairman of the Israeli Securities Authority, the Chairman of the Tel Aviv Stock Exchange and a member of the Israeli judiciary who acts as a chairman of the committee (the "Committee"). The Companies Ordinance details certain standards for the independence of these directors. These directors must be residents of Israel and unaffiliated with the Company and its principals. They are entitled to obtain all information relating to the Company's management and assets and to receive assistance, in special cases, from outside experts at the expense of the Company. The law imposes an obligation on these directors to report infringements of law and good business practice as well as improper conduct to the Chairman of the Board of a company and in some cases to the Israeli Securities Authority. Under the Companies Ordinance, any committee of the Board of Directors must include at least one Independent Director. The Companies Ordinance also mandates the appointment of an independent audit committee composed of three or more directors, including all of the Independent Directors. See "- Approval of Certain Transactions under the Companies Ordinance; Audit Committee."

           An Independent Director shall be appointed for five consecutive years and may not be reappointed until two years have passed since the conclusion of his previous term.

           The District Court of Tel Aviv ruled on June 6, 1993 that companies registered under the laws of Israel (like the Company) whose shares have been offered to the public outside Israel, as in the case of the Company, are also obligated to comply with the requirements of this statute. In October 1993, the Israeli Supreme Court issued a stay of execution of the District Court's decision pending the Supreme Court final decision the Company intends to designate and apply to the Committee for the approval of two Independent Directors.

           The Board of Directors of a company which is obliged to nominate Independent Directors must also appoint an internal controller, in accordance with the proposal of the audit committee. The role of the internal controller is to examine, inter alia, whether the company's acts comply with the law, integrity, and orderly business procedure.

APPROVAL OF CERTAIN TRANSACTIONS UNDER THE COMPANY'S ORDINANCE; AUDIT COMMITTEE

           A 1991 amendment to the Israeli Companies Ordinance defines the duties of care and skill and the fiduciary duties of loyalty and good faith owed by directors and officers to a corporation. It is nevertheless premature to determine how these provisions will be interpreted and enforced by the courts.

           As permitted by the Companies Ordinance and the Company's Articles of Association, the Company has agreed to indemnify and insure its directors and senior officers against certain liabilities which they may incur in connection with the performance of their duties. Under the terms of such indemnification provisions, the Company may, to the extent permitted by law, advance funds for legal expenses in connection with such indemnification.

           The Companies Ordinance, as amended, requires that an "Office Holder" disclose to the Company if he or she has a direct or indirect personal interest in transactions to which the Company intends to be a party. An "Office Holder" is defined in the Companies Ordinance as director, managing director, chief business manager, executive vice president, vice president, other manager directly subordinate to the managing director and any other person assuming the responsibilities of any of the foregoing positions without regard to such person's title.

           The Companies Ordinance requires that certain transactions, actions and arrangements be approved as provided for in a company's Articles of Associations and/or by an audit committee of a company's Board of Directors whose members meet certain Criteria of Independence as defined in the Companies Ordinance (the "Audit Committee") and by the Board of Directors itself. All of the Independent Directors must serve on the Audit Committee. In certain circumstances, shareholders approval is also required. The vote required by the Audit Committee and the Board of Directors for approval of such matters, in each case, is a majority of the disinterested directors participating in a duly convened meeting.

           The Audit Committee of the Board of Directors of the Company is comprised of: Dov Zeelim, Moshe Tachnai, Meir Dvir and Yaacov Fish. Approval by the Audit Committee and the Board is required for such matters as: (i) certain transactions to which the Company intends to be a party and in which an Office Holder or certain other parties (including affiliates of the Company or Office Holder) have a direct or indirect personal interest; (ii) actions or arrangements which could otherwise be deemed to constitute a breach of fiduciary duty or the duty of care of an Office Holder to the Company; (iii) arrangements with directors as to the term of their service; (iv) indemnification of Officer Holders; and (v) certain transactions defined in the Companies Ordinance as extraordinary transactions (a transaction which is not in the ordinary course of business or is not at market conditions, or a transaction which is likely to have a material impact on the profitability, property or obligations of the Company). Arrangements with directors regarding their service and, in certain circumstances, the other matters enumerated above, may also require shareholder approval.

           Directors with respect to whom the foregoing matters are brought for the approval of the Board of Directors or the Audit Committee are not entitled to vote thereon, and Office Holders (including directors) with respect to whom such matters are brought for such approval may not be present during discussions of the Board of Directors pertaining thereto.

           The Company has entered into employment contracts with its executive officers in Israel, which generally provide for termination by either party for any reason upon written notice ranging from 14-90 days and has entered into confidentiality agreements with its executive officers and technical personnel. The Company's agreement with Israel Ofen provides for termination by the Company upon twelve months written notice. The Company does not have employment or confidentiality agreements with any of its United States employees.



EMPLOYEES

           As of June 15, 2003, the Company employed a total of 261 persons, of whom 166 are involved in manufacturing and quality control, 67 in administration, sales and marketing and 28 in engineering and research and development.

           Certain provisions of the collective bargaining agreements between the Histadrut (General Federation of Labor in Israel) and the Coordination Bureau of Economic Organizations (including the Industrialists Association) are applicable to the Company's Israeli employees by order of the Israeli Ministry of Labor. These provisions concern mainly the length of the workday, minimum daily wages for professional workers, contributions to a pension fund, insurance for work-related accidents, procedures for dismissing employees, determination of severance pay and other conditions of employment. The Company generally provides its employees with benefits and working conditions beyond the required minimums. Furthermore, under the collective bargaining agreements, the wages of most of the Company's employees are linked to the Consumer Price Index, although the extent of the linkage is limited.

           In addition, Israeli law generally requires severance pay upon the retirement or death of an employee or termination of employment without due cause. Furthermore, Israeli employees and employers are required to pay predetermined sums to the National Insurance Institute which is similar to the United States Social Security Administration. The payments thereto amount to approximately 13% of wages, with the employee contributing approximately 40% and the employer approximately 60%.

           A general practice followed by the Company, although not legally required, is the contribution of monies on behalf of its senior employees to a fund known as "Management Insurance." This fund provides a combination of savings plan, insurance and severance pay benefits to the employee, giving the employee a lump sum payment upon retirement and securing his right to receive severance pay, if legally entitled, upon termination of employment. The employee contributes an amount equal to approximately 5% of his wages and the employer contributes an additional amount of approximately 13-1/3% - 16% of such wages.

SHARE OWNERSHIP

           The following table sets forth as of June 15, 2003 the number of Ordinary Shares, nominal value NIS 0.90 per share, of the Company (the "Ordinary Shares") owned beneficially by all officers and directors of the Company.

                               Number of Ordinary           Percent of
Name and Address                  Shares Owned            Ordinary Shares

TAT Industries(1)                3,113,409                    69.44%
Shlomo Ostersetzer(1)(2)         325,437(3)(4)                 5.94%
Dov Zeelim(1)(2)                 390,587(3)(4)                 7.14%
Israel Ofen(2)                   205,000(4)                    3.75%
Dvir Meir (2)                    7,500                         0.13%
Fish Yaakov (2)                  7,500                         0.13%
Tachnai Moshe (2)                7,500                         0.13%

(1) TAT Industries and each of Messrs. Ostersetzer, Zeelim and Ofen has an address at P.O. Box 80, Gedera, Israel 70750.

(2)        On a fully diluted basis.

(3) Such number does not include shares beneficially held by TAT Industries. Mr. Shlomo Ostersetzer, Chairman of the Board of Directors and Chief Executive Officer of the Company, is the Chairman of the Board of TAT Industries and owns approximately 43.63% of the equity rights and the voting rights in TAT Industries as of June 15, 2003. Mr. Dov Zeelim, President and Vice Chairman of the Board of Directors of the Company, is the Vice Chairman of TAT Industries and owns approximately 22.0% of the equity rights and the voting rights in TAT Industries as of June 15, 2003.

(4) Includes Ordinary Shares that the following persons have the right to acquire upon the exercise of stock options: Shlomo Ostersetzer, 250,000 Ordinary Shares; Dov Zeelim, 350,000 Ordinary Shares; and Israel Ofen, 205,000 Ordinary Shares.




STOCK OPTION PLANS

           In June 1994, the Board of Directors of the Company adopted a share option plan (the "1994 Plan"), pursuant to which 125,000 Ordinary Shares have been reserved for issuance upon the exercise of options granted under the 1994 Plan. All options granted under the 1994 Plan are granted on the condition that the grantee remains employed by the Company for at least five years from the date of grant as an employee, officer or consultant and are granted on a pro rata basis during that period. In June 1994, the Board of Directors approved the granting of options under the 1994 Plan at an exercise price of $4.00 per share as follows: Israel Ofen: 37,500; Dov Zeelim: 50,000; and an aggregate of 37,500 to other directors, employees of the Company and service renderers. In September, 1994 the Company's shareholders approved the 1994 Plan and the granting of the foregoing options.

           In March 1995, the Board of Directors of the Company adopted a share option plan (the "1995 Plan"), and approved by the Company's shareholders in August 1995 pursuant to which 400,000 Ordinary Shares have been reserved for issuance upon the exercise of options granted under the 1995 Plan. In June 1995, the Board of Directors approved the granting of options under the 1995 Plan at an exercise price of $4.50 per share as follows: Shlomo Ostersetzer: 125,000; Dov Zeelim: 125,000; Israel Ofen: 65,000; and an aggregate of 85,000 to other employees and services renderers of the Company.

           In January 1999, the Board of Directors adopted a new share option plan ("1999 Plan") for which 500,000 Ordinary Shares have been reserved and granted at an exercise price of $1.625 per share as follows: Shlomo Ostersetzer:
125,000; Dov Zeelim: 175,000; Israel Ofen: 102,500 and an aggregate of 97,500 to other employees and directors.

DIVIDEND POLICY


           IN DECEMBER 2002, THE COMPANY DECLARED A CASH DIVIDEND OF $0.45 PER SHARE (AGGREGATE OF $2,017,582) PAID IN JANUARY 2003. IN ADDITION, IN MAY 2003, THE COMPANY DECLARED A FURTHER CASH DIVIDEND OF $0.25 PER SHARE (AGGREGATE OF $1,120,879) PAYABLE IN JULY 2003. FURTHER DIVIDENDS, IF ANY, WILL BE DETERMINED BY THE BOARD OF DIRECTORS DEPENDING ON CASH FLOW AND PROFITABILITY AND OTHER FACTORS BUSINESS AND LEGAL. THERE CAN BE NO ASSURANCE THAT THERE WILL BE FURTHER DIVIDENDS.


           Nonresidents of Israel who have purchased ordinary shares of the Company will be able to receive dividends and any amounts payable upon the dissolution, liquidation or winding up of the affairs of the Company, as well as the proceeds of any sale in Israel of the ordinary shares to an Israeli resident freely repatriable in certain non-Israeli currencies (including dollars) at the rate of exchange prevailing at the time of conversion, pursuant to a general permit issued by the Controller of Foreign Currency at the Bank of Israel under the Currency Control Law, 1978, as amended in May 1998, provided that Israeli income tax had been paid on such amounts by the Company.



ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

           For information concerning the beneficial ownership of our outstanding Ordinary Shares for all shareholders known to the Company to beneficially own or exercise control or direction over more than 5% of our Ordinary Shares, see "Item 6. Share Ownership." None of such shareholders have different voting rights with respect to the Company's affairs.

RELATED PARTY TRANSACTIONS

                     MANAGEMENT AND SERVICES AGREEMENTS

           In February 2000, the Company signed an agreement with TAT Industries, to purchase the business and operations of TAT Industries for the manufacture of aviation accessories and the lease of certain real estate and buildings. Pursuant to the terms of the agreement, all of the employees of TAT Industries were transferred to the Company effective January 1, 2000, without any change in the conditions of their employment. TAT Industries will pay the Company $50,000 per year for administrative and accounting personnel, and secretarial staff who served as employees of TAT Industries that are being transferred to the Company and will continue to provide such services.

           In addition, pursuant to the terms of the February 2000 agreement, the Company and TAT Industries entered into a lease agreement, pursuant to which the Company leased from TAT Industries, effective as of January 1, 2000, the real estate and buildings encompassing an area of approximately 29.5 dunams for a period of 24 years and eleven months. In consideration for the lease agreement, the Company will pay TAT Industries annual rentals of approximately $300,000, with an additional incremental payment of 2% per year, and which rentals are subject to revaluation every fifth year.

                     OTHER TRANSACTIONS

           The Company's Israeli operations employ the services of an agent, Gal Tech Inc. (a company owned by Shlomo Ostersetzer, Dov Zeelim and Israel Ofen, all of them are officers and Directors of the Company) which receives 10% commission on all purchases in North America and 3% commission on sales to North America [not including sales of heat transfer products] (with a limitation that these amounts won't exceed 5% commission on purchases plus 5% commission on sales). In the years ended December 31, 2001 and 2002, the Company paid approximately $395,000 and $503,000 to Gal Tech, respectively, in accordance with such agreement. Effective January 1, 2003 Ifat Frenkel (the daughter of Dov Zeelim) became the President of GalTech.

           TAT Industries granted the Company an option to purchase the EFACS technology and all of the rights related thereto for an aggregate consideration which includes a 17% royalty on the first $10 million in revenues received by the Company from sales of products (including licensing fees) utilizing the EFACS technology, a 7% royalty on all such revenues in excess of $10 million, and the payment of all royalties due to the office of the Chief Scientist. The Company exercised this option in January 1994. TAT Industries has a right of first refusal on the manufacture of parts for products utilizing the EFACS technology. In the event that the Company sells any of the EFACS technology, TAT Industries would receive 25% of all amounts received by the Company in connection therewith.

OTHER MATTERS

           Mr. Shlomo Ostersetzer serves as the Chairman of the Board of TAT Industries. Mr. Dov Zeelim serves as Vice Chairman of TAT Industries. Messrs. Zeelim and Ostersetzer are both controlling shareholders of TAT Industries, which is the controlling shareholder of the Company.

           Mr. Israel Ofen also serves as President of TAT Industries.

CERTAIN CONSULTANTS TO THE COMPANY

           In connection with the acquisition of Airepair, the Company entered into a consulting and non-compete agreement with the former shareholder of Airepair. The agreement, which expires in July 2002, provides that such shareholder shall receive $500 for each day worked at the request of the Company, in addition to monthly payments of $8,333, or an aggregate of $1.0 million over the term of such agreement. The agreement may be terminated only upon full payment of the $1.0 million to the former shareholder or his heirs.

           In February 2000, the Company entered into an agreement with Renana Economic Consultancy Ltd. ("Renana") whereby Renana will provide the Company with economic and business consulting services in connection with the introduction of the Company on the capital market and with raising capital for the Company. In consideration for Renana's consulting services, the Company gave Renana warrants on 225,000 shares of stock which are exercisable over a minimum of 14 trading days for prices per share ranging from $5 to $8 commencing from May 1, 2000 through December 31, 2002. All of such warrants have expired.

Item 8.  Financial Information

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

           See the Index to Consolidated Financial Statements accompanying this report on Page F-1

LEGAL PROCEEDINGS

           The Company is not engaged in any legal proceedings, and is not aware of any pending or threatened litigation, which, in management's view, would have a material adverse effect on the Company's results of operations or financial condition. See "Note 11(g) to the Company's Consolidated Financial Statements."

SIGNIFICANT CHANGES

           None.

ITEM 9.  THE OFFER AND LISTING

NATURE OF TRADING MARKET

           The following table sets forth for the fiscal periods indicated the closing high and low sales prices of the Ordinary Shares in the NASDAQ SmallCap Market.

           The Ordinary Shares were quoted on Nasdaq under the symbol "TATTF" and began trading on the Nasdaq National Market on November 11, 1993 under the same symbol. There is currently no trading market for the Ordinary Shares outside the United States.




                                                              Ordinary Shares
                                                   --------------- ---- -----------------------
                                                     High                        Low

Fiscal Year Ended December 31, 1998                   4.25                       0.75
Fiscal Year Ended December 31, 1999                   3.625                      1.00
Fiscal Year Ended December 31, 2000                   7.5                        2.563
Fiscal Year Ended December 31, 2001                   3.25                       1.70
Fiscal Year Ended December 31, 2002                   3.63                       1.71



                                                              Ordinary Shares
                                                   --------------- ----- ----------------------
Calendar Period                                       High                        Low
Fiscal Year Ended December 31, 2000
First Quarter                                          7.5                        3.344
Second Quarter                                         5.875                      3.5
Third Quarter                                          5.594                      3.813
Fourth Quarter                                         4.875                      2.563

Fiscal Year Ended December 31, 2001
First Quarter                                          3.250                      2.375
Second Quarter                                         3.250                      2.71
Third Quarter                                          2.94                       1.70
Fourth Quarter                                         2.08                       1.70

Fiscal Year Ended December 31, 2002
First Quarter                                          3.05                       2.15
Second Quarter                                         2.75                       1.91
Third Quarter                                          2.49                       2.01
Fourth Quarter                                         3.63                       1.71

Fiscal Year Ended December 31, 2002
First Quarter                                          3.05                       2.15
Second Quarter (through June 17, 2002)                 2.75                       1.65

                                                               Ordinary shares
                                                      High                      Low
January 2003                                          3.60                        2.63
February 2003                                         2.67                        2.22
March 2003                                            3.25                        2.35
April 2003                                            3.60                        3.06
May 2003                                              6.30                        3.68
June 1, 2003 through June 3, 2003                     6.65                        6.00


           As of June 3, 2003, there were 92 holders of record of the Company's 4,483,516 outstanding Ordinary Shares. There is currently no trading market for the Ordinary Shares outside the United States.

           The closing sales price for the Ordinary Shares on June 3, 2003 was $6.16.

ITEM 10.  ADDITIONAL INFORMATION

BY-LAWS AND ARTICLES OF INCORPORATION

           Neither the Memorandum of Association or Articles of the Company nor the laws of the State of Israel restrict in any way the ownership or voting or ordinary shares by nonresidents of Israel, except with respect to citizens of countries which are in a state of war with Israel.

EXCHANGE CONTROLS

           Nonresidents of Israel who purchase any of the Ordinary Shares outside of Israel will be able to receive dividends, if such be declared, and any amounts payable upon the dissolution, liquidation or winding up of the affairs of the Company, which will be freely repatriable in non-Israeli currencies (including U.S. Dollars), provided that Israeli income tax has been paid on such amounts by the holders of such Ordinary Shares.

           Prior to May 16, 1998, certain transactions outside of Israel by the Company required specific approval from the Controller. Since that date, the aforementioned restrictions have ceased to apply, and there are now virtually no currency control restrictions in Israel.

LIMITATIONS AFFECTING SECURITY HOLDERS

           There are no restrictions on the rights of nonresident or foreign shareholders to hold or vote the Ordinary Shares.

  TAXATION

           The following is a summary of the current tax laws of the State of Israel as they relate to the Company and its shareholders. In addition, the following also includes a discussion of certain Israeli government programs benefiting various Israeli businesses including the Company. To the extent that the discussion is based on legislation which has not yet been the subject of judicial or administrative interpretation, there can be no assurance that the views expressed herein will accord with any such interpretation in the future. This discussion is not intended and should not be construed as legal or professional tax advice, and does not cover all possible tax considerations.

TAX REFORM

           ON JANUARY 1, 2003, THE LAW FOR AMENDMENT OF THE INCOME TAX ORDINANCE (AMENDMENT NO. 132), 5762-2002, KNOWN AS THE TAX REFORM, CAME INTO EFFECT, FOLLOWING ITS ENACTMENT BY THE ISRAELI PARLIAMENT ON JULY 24, 2002. ON DECEMBER 17, 2002, THE ISRAELI PARLIAMENT APPROVED A NUMBER OF AMENDMENTS TO THE TAX REFORM, WHICH CAME INTO EFFECT ON JANUARY 1, 2003.

           THE TAX REFORM, AIMED AT BROADENING THE CATEGORIES OF TAXABLE INCOME AND REDUCING THE TAX RATES IMPOSED ON EMPLOYMENT INCOME, INTRODUCED THE FOLLOWING, AMONG OTHER THINGS:

     [] Reduction of the tax rate levied on capital gains (other than gains deriving from the sale of listed securities) derived after January 1, 2003, to a general rate of 25% for both individuals and corporations. Regarding assets acquired prior to January 1, 2003, the reduced tax rate will apply to a proportionate part of the gain, in accordance with the holding periods of the asset, before or after January 1, 2003, on a linear basis;

     [] Imposition of Israeli tax on all income of Israeli residents, individuals and corporations, regardless of the territorial source of income, including income derived from passive sources such as interest, dividends and royalties;

     [] Introduction of controlled foreign corporation (CFC) rules into the Israeli tax structure. Generally, under such rules, an Israeli resident who holds, directly or indirectly, 10% or more of the rights are held directly or indirectly by Israeli residents, and a majority of whose income in a tax year is considered passive income, will be liable for tax on the portion of such income attributed to his holdings in such corporation, as if such income were distributed to him as a dividend; and

     [] Imposition of capital gains tax on capital gains realized by individuals as of January 1, 2003, from the sale of shares of publicly traded companies (such gain was previously exempt from capital gains tax in Israel). FOR INFORMATION WITH RESPECT TO THE APPLICABILITY OF ISRAELI CAPITAL GAINS TAXES ON THE SALE OF ORDINARY SHARES, SEE "CAPITAL GAINS TAX ON SALES OF OUR ORDINARY SHARES "
           BELOW:

     [] Introduction of a new regime for the taxation of shares and options issued to employees and officers (including directors).

           GENERAL CORPORATE TAX STRUCTURE

           In general, Israeli companies are currently subject to Company Tax at the rate of 36% of taxable income. Commencing in the tax year 1993, the regular rate of company tax to which Israeli companies are subject, decreased by 1% each year, i.e. from 39% in 1993 down to 36% in 1996 and thereafter. However, the effective rate payable by a company which derives income from an "Approved Enterprise" (as further discussed below) may be considerably less. See "Law for the Encouragement of Capital Investments, 1959."

           TAXATION UNDER INFLATIONARY CONDITIONS

           The Income Tax Law (Adjustment for Inflation), 1985 (the "Adjustment for Inflation Law") was designed to neutralize the erosion of capital investments in businesses for Israeli tax purposes and to prevent unintended tax benefits resulting from the deduction of inflationary financial expenses. The law applies a supplementary set of inflationary adjustments to the normal taxable profit computed according to regular historical cost principles.

           The Adjustment for Inflation Law introduced a special tax adjustment for the preservation of equity based on changes in the Consumer Price Index whereby certain corporate assets are classified broadly into fixed (inflation resistant) assets and non-fixed assets. Where the "equity aggregate," as defined in the Adjustment for Inflation Law, exceeds zero, a tax deduction which takes into account the effect of inflationary change on such excess is allowed (up to a ceiling of 70% of taxable income for companies in any single tax year, with the unused portion permitted to be carried forward on a linked basis with no ceiling). If the "equity aggregate" is below zero, then such excess multiplied by the annual inflation change is added to taxable income.

           In addition, subject to certain limitations, depreciation on fixed assets and losses carried forward are adjusted for inflation based on changes in the Consumer Price Index.

           LAW FOR THE ENCOURAGEMENT OF INDUSTRY (TAXES), 1969

           The Company currently qualifies as an "Industrial Company" within the definition of the Law for the Encouragement of Industry (Taxes), 1969 (the "Industry Encouragement Law"). According to the Industry Encouragement Law, an "Industrial Company" is a company resident in Israel, at least 90% of the income of which in any tax year (exclusive of capital gains, interest, dividends and income from defense loans) is derived from an "Industrial Enterprise" owned by it. An "Industrial Enterprise" is defined by that law as an enterprise whose major activity in a given tax year is industrial production activity.

           Included among the tax benefits for an Industrial Company are deductions of 12.5% per annum of the purchase price of a good-faith acquisition of a patent or of know-how.

           Eligibility for the benefits under the Industry Encouragement Law is not subject to receipt of prior approval from any governmental authority. No assurance can be given that the Company will continue to qualify as an "Industrial Company" or that the benefits described above will be available in the future.

           LAW FOR THE ENCOURAGEMENT OF CAPITAL INVESTMENTS, 1959

           The production facilities of the Company have been granted "Approved Enterprise" status under the Law for the Encouragement of Capital Investments, 1959, as amended (the "Investment Law"). The Investment Law provides that a capital investment in production facilities (or other eligible facilities) may, after application to the Israel Investment Center, be designated as an Approved Enterprise. Each certificate of approval for an Approved Enterprise relates to a specific investment program delineated both by its financial scope, including its capital sources and its physical characteristics, i.e., the equipment to be purchased and utilized pursuant to the program. The tax benefits derived from any such certificate of approval relate only to taxable profits attributable to the specific Approved Enterprise.

           The principal tax benefits under the Investment Law include: (i) reduced Company Tax rates (25% rather than the prevailing Company Tax rate, or, in a partly approved enterprise known as a "mixed enterprise," a weighted combination of the various applicable rates) for a period of up to seven to 10 years commencing with the year in which the Approved Enterprise first generated taxable income (limited to 12 years from commencement of production or 14 years from the date of approval, whichever is earlier); (ii) certain government grants, or, at the Company's election to forgo such grants, an alternative package of tax benefits (the "Alternative Package"), in which the Company's undistributed income derived from an Approved Enterprise will be exempt from both Company Tax and Income Tax for a period of between two and 10 years generally (depending on geographic location), and eligibility for other benefits under the Investment Law for the remainder of the benefits period; (iii) reduced tax rates on dividends (15% generally, and under the Alternative Package company tax) resulting in a combined Israeli tax burden on distributed profits totaling 23.5% to 36.25%, if they are derived from income of an Approved Enterprise during the benefits period, if paid during the benefits period or at any time up to twelve years thereafter; and (iv) charging accelerated depreciation in respect of machinery and equipment used by the Approved Enterprise.

           Grants and certain other incentives received by a company in accordance with the Investment Law remain subject to final ratification by the Israel Investment Center, such ratification being conditional upon fulfillment of all terms of the approved program. Failure to comply with all such terms may require the return of such grants and incentives (inclusive of interest as from the date of the grant).

           CAPITAL GAINS AND INCOME TAXES APPLICABLE TO NON-ISRAELI SHAREHOLDERS

           Under existing regulations, any gain realized by a shareholder with respect to the Ordinary Shares will be exempt from Israeli Capital Gains Tax as long as the Ordinary Shares are listed on an approved foreign securities market (which term includes the Nasdaq SmallCap over the counter system in the United States) and provided that the Company continues to qualify as an Industrial Company or Industrial Holding Company (generally, a company at least 80% of whose assets are invested in shares or loans of more than three years' maturity to an Industrial Company which is an Israeli resident).

           On the distribution of dividends other than bonus shares (stock dividends), income tax is withheld at source at the rate of 25% (or the lower rate payable with respect to Approved Enterprises - see "Law for the Encouragement of Capital Investments, 1959"), unless a double taxation treaty is in effect between Israel and the shareholder's country which provides for a lower tax rate in Israel on dividends. Residents of the United States generally will have withholding tax in Israel deducted at source. A treaty between Israel and the United States (the "Treaty") relating to relief from double taxation came into effect in 1995. Generally, under the Treaty, the maximum tax on dividends paid to a holder of Ordinary Shares who is a resident of the United States will be 25%. Dividends derived from income of an Israeli Company from an Approved Enterprise will generally be subject to a 15% withholding tax, which rate is further reduced to 12.5% on dividends not derived from an Approved Enterprise which are paid to a U.S. corporation owning 10% or more of an Israeli Company's voting share capital, subject to certain conditions.

           A nonresident of Israel who has had income derived or accrued in Israel from which tax was withheld at source and which constitutes income from sources including dividends is currently exempt from the duty to file an Israeli tax return with respect to such income, provided such income was not derived from a business carried on in Israel by such nonresident, and the nonresident has no other taxable sources of income in Israel.

           LAW FOR THE ENCOURAGEMENT OF INDUSTRIAL RESEARCH AND DEVELOPMENT,
           1984

           Under the Law for the Encouragement of Industrial Research and Development (the "Research Law"), research and development programs approved by the Research Committee of the Chief Scientist (the "Research Committee") are eligible for grants or loans if they meet certain criteria in return for the payment of royalties from the sale of the product developed in accordance with the program. Once a project is approved the Chief Scientist will award grants of up to 66% of the project's expenditures in return for royalties.

           The terms of these grants prohibit the manufacture outside of Israel, or the transfer of the technology developed pursuant to the terms of these grants to any person or entity without the prior consent of the Research Committee. The Research Law also provides that know-how from the research and development which is used to produce the product may not be transferred to third parties without the approval of the Research Committee. Approval of the transfer may be granted only if the recipient abides by all of the provisions of the Research Law and regulations promulgated thereunder, including the restrictions on the transfer of know-how and the obligation to pay additional royalties. There can be no assurance that any requested consents would be granted.

           The Company is generally required to pay royalties at the rate of 2%-5% of sales of products developed with such grants, up to a dollar linked amount equal to up to 150% of such grant.

           TAX BENEFITS AND GRANTS FOR RESEARCH AND DEVELOPMENT

           Israeli tax law allows under certain conditions a tax deduction in the year incurred for expenditures (including capital expenditures) in scientific research and development projects, if the research is approved by the relevant Israeli Government Ministry (determined by the field of research) and the research is for the promotion of the enterprise and is carried out by or on behalf of the company seeking such deduction. Expenditures not so approved are deductible over a three-year period. However, expenditures made out of proceeds made available to the Company through Government grants are not deductible according to Israeli Supreme Court decisions.

DOCUMENTS ON DISPLAY

           See page 42 and the Exhibits.

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

           The Company does not own and has not issued any market risk sensitive instruments about which disclosure is required to be provided pursuant to this Item.

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

           Not Applicable

PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

           None.

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS

           None

ITEM 15.  CONTROLS AND PROCEDURES

OUR CHIEF EXECUTIVE OFFICER AND CHIEF FINANCIAL OFFICER HAVE CONCLUDED, BASED ON THEIR EVALUATION WITHIN 90 DAYS OF THE FILING DATE OF THIS REPORT, THAT OUR DISCLOSURE CONTROLS AND PROCEDURES ARE EFFECTIVE FOR GATHERING, ANALYZING AND DISCLOSING THE INFORMATION WE ARE REQUIRED TO DISCLOSE IN OUR REPORTS FILED UNDER THE SECURITIES EXCHANGE ACT OF 1934. THERE HAVE BEEN NO SIGNIFICANT CHANGES IN OUR INTERNAL CONTROLS OR IN OTHER FACTORS THAT COULD SIGNIFICANTLY AFFECT THESE CONTROLS SUBSEQUENT TO THE DATE OF THE PREVIOUSLY MENTIONED EVALUATION

ITEM 16.  [RESERVED]

PART III

ITEM 17.  FINANCIAL STATEMENTS

           See the Index to Consolidated Financial Statements accompanying this report on page F-1.

Item 18.  Financial Statements

           Not applicable.

ITEM 19.  EXHIBITS

           The following exhibits are filed as a part of this Report:

3.1       Memorandum of Association of the Company. (1)
3.2       Articles of Association of the Company. (1)
4.1       Form of Representatives' Warrant. (2)
4.2       Specimen Certificate for Ordinary Shares. (1)
10.1      The Company's 1988 Stock Purchase Plan. (2)
10.2      The Company's 1992 Stock Option Plan. (2)
10.3 Capital Stock and Real Estate Purchase Agreement dated July 8, 1992 among James Magee, Airepair International, Inc., the Company and TAT-Industries Equipment Industries Ltd. (English Translation). (1)
10.4 Asset Sale and Purchase Agreement dated as of November 30, 1992 between the Company and Limco Manufacturing Corporation. (1)
10.5 Investment Agreement dated December 30, 1992 among the Company and certain investors. (1)
10.6 Registration Rights Agreement dated December 30, 1992 among the Company and certain investors, as amended by a Letter Agreement dated July 23, 1993. (1)
10.7      Option Agreement for EFACS. (2)
10.8      Agreement dated December 1992 between the Company and Poalim. (2)
10.9 Agreement dated November 1991 between the Company and M. H. Meyerson & Co. Inc. (2)
10.11     Agreement dated November 26, 1992 between the Company and Mulican Ltd.
          (2)
10.12 Agreement dated January 1993 between the Company and Sunrise Financial Group, Inc. (2)
10.13 Agreement dated September 1993 between the Company and Vertical Financial Ltd. (2)
10.14 Agreement dated March 1993 between the Company and The Canis Major Group, Inc. (2)
10.15 Agreement dated December 1992 between the Company and Trade Sources International. (2)
10.16 Agreement dated as of February 3, 1992 between the Company and TAT Industries relating to the acquisition of the heat exchanger operations. (2)
10.17 Agreement dated as of January 1, 1993 between the Company and TVG relating to the transfer of the computerized systems operations. (2)
10.18 Services Agreement, dated January 1992, between the Company and TAT Industries. (2)
10.19     Services Agreement, dated January 1993, between TAT Industries and
          TVG. (1)
10.20 Services Agreement, dated April 23, 1992, between the Company and TAT Industries. (2)
10.21 Management, Services and Mutual Charges Agreement dated September 29, 1993 between TAT Industries and the Company. (2)
10.22     Voting Agreement, dated September 26, 1993. (2)
10.23 Agreement dated as of January 1, 1994 between the Company and I. Rotstein Information Systems Ltd. (English summary translation) (3)
10.24 Asset Purchase Agreement, dated December 12, 1994, between Limco Manufacturing Corporation and Lunn Industries, Inc. (4)
10.25 Capital Stock Purchase Agreement, dated February 24, 1994 among Jamco Inc., F. Dale Sparks, Airepair International Inc. and the Company. (4)
10.26 Agreement dated December 27, 1994 among the Company, Aryt Industries Ltd., G.S.T. Ltd., D.T. Industries Inc. and JP MFG. Corp. (English summary translation).
10.27 Form of subscription agreement (including form of convertible debenture). (5)
10.28 Agreement between TAT Technologies Ltd. and Meir G. Gold, dated March 28, 1999. (6)
10.29 Agreement dated February 10, 2000 between the Company and TAT Industries Ltd. (English summary translation). (7)
10.30     The Company's 1999 Share Option Plan. (7)
*23.1     Consent of Kost Forer & Gabbay, independent accountants for the
          Company.

----------------------
(1) Incorporated by reference to the Company's Annual Report on Form 20-F for the year ended December 31, 1992.
(2) Incorporated by reference to the Company's Registration Statement, File No. 33-68644
(3) Incorporated by reference to the Company's Annual Report on Form 20-F for the year ended December 31, 1993.
(4) Incorporated by reference to the Company's Annual Report on Form 20-F for the year ended December 31, 1994.
(5) Incorporated by reference to the Company's Annual Report on Form 20-F for the year ended December 31, 1995.
(6) Incorporated by reference to the Company's Annual Report on Form 20-F for the year ended December 31, 1998.
(7) Incorporated by reference to the Company's Annual Report on Form 20-F for the year ended December 31, 1999.
(8) Incorporated by reference to the Company's Annual Report on Form 20-F for the year ended December 31, 2000.
*         Filed herewith

                                   SIGNATURES

           Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report on Form 20-F to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    TAT TECHNOLOGIES LTD.



                                    By: /S/  ISRAEL OFEN
                                       ----------------------------------------
                                         Israel Ofen, Executive Vice President
                                         and Chief Financial Officer

Date:  June 20, 2003

CERTIFICATIONS


                CERTIFICATION BY SHLOMO OSTERSETZER PURSUANT TO
                      SECURITIES EXCHANGE ACT RULE 13A-14

I, Shlomo Ostersetzer, certify that:


1. I have reviewed this annual report on Form 20-F of TAT Technologies Ltd.;


2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;


3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;


4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:


a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;


b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and


c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;


5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):


a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and


b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and


6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.


Date: June 20, 2003



/S/ Shlomo Ostersetzer
----------------------
CHIEF EXECUTIVE OFFICER AND CHAIRMAN

                     CERTIFICATION BY DOV ZEELIM PURSUANT TO
                       SECURITIES EXCHANGE ACT RULE 13A-14

I, Dov Zeelim, certify that:


1. I have reviewed this annual report on Form 20-F of TAT Technologies Ltd.;


2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;


3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;


4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:


a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;


b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and


c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;


5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):


a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and


b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and


6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.


Date:  June 20, 2003


/S/ Dov Zeelim
--------------
PRESIDENT AND VICE CHAIRMAN

>


                    CERTIFICATION BY ISRAEL OFEN PURSUANT TO
                       SECURITIES EXCHANGE ACT RULE 13A-14

I, Israel Ofen, certify that:


1. I have reviewed this annual report on Form 20-F of TAT Technologies Ltd.;


2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;


3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;


4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:


a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;


b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and


c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;


5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):


a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and


b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and


6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.


Date: June 20, 2003


/S/ Israel Ofen
---------------
CHIEF FINANCIAL OFFICER

                    CERTIFICATION BY AVI KAHANA PURSUANT TO
                       SECURITIES EXCHANGE ACT RULE 13A-14

I, Avi Kahana, certify that:


1. I have reviewed this annual report on Form 20-F of TAT Technologies Ltd.;


2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;


3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;


4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:


a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;


b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and


c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;


5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):


a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and


b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and


6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.


Date: June 20, 2003


/S/ Avi Kahana
--------------
SECRETARY

               EXHIBIT INDEX


                                                                   SEQUENTIALLY
EXHIBIT NO.    DESCRIPTION                                        NUMBERED PAGES
-----------    -----------                                        --------------
*23.1     Consent of Kost Forer & Gabbay, independent accountants for        111
          the Company.
*99.1 Certification of Chief Executive Officer pursuant to the Sarbanes-Oxley Act of 2002
*99.2 Certification of Chief Financial Officer pursuant to the Sarbanes-Oxley Act of 2002


*          Filed herein.
---------------------------------

                    TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARY


                        CONSOLIDATED FINANCIAL STATEMENTS


                             AS OF DECEMBER 31, 2002


                                 IN U.S. DOLLARS




                                      INDEX


                                                                       PAGE
                                                                     --------

 REPORT OF INDEPENDENT AUDITORS                                          2

 CONSOLIDATED BALANCE SHEETS                                           3 - 4

 CONSOLIDATED STATEMENTS OF INCOME                                       5

 STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY                           6

 CONSOLIDATED STATEMENTS OF CASH FLOWS                                 7 - 8

 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                           9 - 32




                              - - - - - - - - - - -

[LOGO] ERNST & YOUNG               KOST FORER & GABBAY      PHONE: 972-3-6232525
                                   3 Aminadav St.           FAX:   972-3-5622555
                                   Tel-Aviv 67067, Israel







                         REPORT OF INDEPENDENT AUDITORS

                             TO THE SHAREHOLDERS OF

                              TAT TECHNOLOGIES LTD.


         We have audited the accompanying consolidated balance sheets of TAT Technologies Ltd. ("the Company") and its subsidiary as of December 31, 2002 and 2001, and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We did not audit the financial statements of Limco-Airepair Inc., a wholly-owned U.S. subsidiary, which assets included in consolidation constitute approximately 33% and 35% of total consolidated assets as of December 31, 2002 and 2001, respectively, and which revenues included in consolidation constitute approximately 40%, 39% and 36% of total consolidated revenues for the years ended December 31, 2002, 2001 and 2000, respectively. Those statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to amounts included for Limco-Airepair Inc., is based solely on the reports of the other auditors.

         We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of the other auditors provide a reasonable basis for our opinion.

         In our opinion, based on our audits and the reports of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiary as of December 31, 2002 and 2001, and the consolidated results of their operations and cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.





Tel-Aviv, Israel                                       KOST FORER & GABBAY
March 25, 2003                                  A Member of Ernst & Young Global



                                        TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARY


--------------------------------------------------------------------------------
CONSOLIDATED BALANCE SHEETS
           U.S. dollars in thousands


                                                                 DECEMBER 31,
                                                             ------------------
                                                               2002      2001
                                                             --------  --------
      ASSETS

CURRENT ASSETS:
    Cash and cash equivalents                                $ 6,158     $ 2,841
    Restricted short-term bank deposit (Note 11d)                440         889
    Marketable securities (Note 3)                             2,271       1,787
    Trade receivables (net of allowance for
      doubtful accounts of $ 143 and $ 120 as of
      December 31, 2002 and 2001, respectively)                4,928       4,792
    Other accounts receivable and prepaid expenses               836         377
    Inventories (Note 4)                                      11,495      11,086
                                                             -------     -------

 TOTAL current assets                                         26,128      21,772
                                                             -------     -------

 LONG-TERM INVESTMENTS:
    Severance pay fund                                         2,462       2,401
                                                             -------     -------

 TOTAL long-term investments                                   2,462       2,401
                                                             -------     -------

 PROPERTY, PLANT AND EQUIPMENT, NET (Note 5)                   5,510       5,569
                                                             -------     -------

 OTHER ASSETS, NET

    Goodwill, net (Note 6)                                       599         599
    Other intangible assets, net (Note 7)                         46          85
                                                             -------     -------

                                                                 645         684
                                                             -------     -------

 TOTAL assets                                                $34,745     $30,426
                                                             =======     =======




The accompanying notes are an integral part of the consolidated financial statements.


                                        TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARY

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE DATA)


                                                               DECEMBER 31,
                                                          --------------------
                                                             2002       2001
                                                          ---------   --------
     LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
   Current maturities of long-term loans (Note 10)          $    249    $    414
   Trade payables                                              1,417       1,037
   TAT - current account (Note 9)                                 32         151
   Other accounts payable and accrued expenses (Note 8)        2,248       1,660
   Declared dividend (Note 13e)                                2,018        --
                                                            --------    --------

TOTAL current liabilities                                      5,964       3,262
                                                            --------    --------

LONG-TERM LIABILITIES:
   Long-term loans, net of current maturities (Note 10)          294         543
   Accrued severance pay                                       2,744       2,697
   Long-term deferred tax liability                              324          76
                                                            --------    --------

TOTAL long-term liabilities                                    3,362       3,316
                                                            --------    --------

COMMITMENTS AND CONTINGENT LIABILITIES (Note 11)

SHAREHOLDERS' EQUITY:
   Share capital (Note 13):
     Ordinary shares of NIS 0.9 par value -
        Authorized: 7,000,000 shares as of December 31,
        2002 and 2001; Issued and outstanding:
        4,483,516 shares as of December 31, 2002 and 2001      1,781       1,781
   Additional paid-in capital                                 28,311      28,311
   Accumulated other comprehensive loss                         (424)       (424)
   Accumulated deficit                                        (4,249)     (5,820)
                                                            --------    --------

TOTAL shareholders' equity                                    25,419      23,848
                                                            --------    --------

TOTAL liabilities and shareholders' equity                  $ 34,745    $ 30,426
                                                            ========    ========


The accompanying notes are an integral part of the consolidated financial statements.



                                        TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARY

--------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF INCOME
U.S DOLLARS IN THOUSANDS (EXCEPT PER SHARE DATA)


                                                       YEAR ENDED DECEMBER 31,
                                                 -------------------------------
                                                   2002       2001        2000
                                                 --------    -------    -------


Revenues (Note 16)                               $ 26,280   $ 25,051    $ 28,424
Cost of revenues                                   17,158     16,924      18,430
                                                 --------   --------    --------

Gross profit                                        9,122      8,127       9,994
                                                 --------   --------    --------

Research and development costs, net (Note 17a)        204        257         334
Sales and marketing expenses                        2,075      1,823       1,681
General and administrative expenses                 2,994      3,235       3,472
                                                 --------   --------    --------

                                                    5,273      5,315       5,487
                                                 --------   --------    --------

Operating income                                    3,849      2,812       4,507
Financial income (expenses), net (Note 17b)            99        (78)        211
Other income (expenses), net (Note 17c)                 8         (1)        752
                                                 --------   --------    --------

Income before income taxes                          3,956      2,733       5,470
Income taxes (Note 15)                                367         75          23
                                                 --------   --------    --------

Net income                                       $  3,589   $  2,658    $  5,447
                                                 ========   ========    ========

Basic net earnings per share (Note 14)           $   0.80   $   0.59    $   1.22
                                                 ========   ========    ========

Diluted net earnings per share (Note 14)         $   0.77   $   0.57    $   1.13
                                                 ========   ========    ========




The accompanying notes are an integral part of the consolidated financial statements.


                                        TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARY

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                                   ACCUMULATED                            TOTAL
                                                     ADDITIONAL      OTHER                    PARENT     COMPRE-      TOTAL
                                            SHARE      PAID-IN    COMPREHENSIVE  ACCUMULATED  COMPANY    HENSIVE  SHAREHOLDERS'
                                           CAPITAL     CAPITAL    INCOME (LOSS)   DEFICIT     SHARES     INCOME     EQUITY
                                           -------------------------------------------------------------------------------------


Balance as of January 1, 2000               $  1,781   $ 34,794    $    966    $(12,251)   $    (92)               $ 25,198
   Comprehensive income:
     Net income                                 --         --          --         5,447        --      $  5,447       5,447
     Realization of available-for-sale
        marketable securities,net               --         --        (1,303)       --          --        (1,303)     (1,303)
   Distribution to the parent company           --       (6,478)       --        (1,674)       --          --        (8,152)
                                           --------    --------    --------    --------    --------    --------    --------

Total comprehensive income                                                                             $  4,144
                                                                                                       ========

Balance as of December 31, 2000                1,781     28,316        (337)     (8,478)        (92)                 21,190
   Comprehensive income:
     Net income                                 --         --          --         2,658        --      $  2,658       2,658
     Realization of available-for-sale
        marketable securities, net              --         --           (87)       --          --           (87)        (87)
     Other comprehensive income (loss):
     Realization of parent company shares       --           (5)       --          --            92        --            87
                                            --------   --------    --------    --------    --------    --------    --------

Total comprehensive income                                                                             $  2,571
                                                                                                       ========

Balance as of December 31, 2001                1,781     28,311        (424)     (5,820)       --                    23,848
   Comprehensive income:
     Net income                                 --         --          --         3,589        --      $  3,589       3,589
   Declared dividend                            --         --          --        (2,018)       --          --        (2,018)
                                           --------    --------    --------    --------    --------    --------    --------

Total comprehensive income                                                                             $  3,589
                                                                                                       ========

Balance as of December 31, 2002             $  1,781   $ 28,311    $   (424)   $ (4,249)   $   --                  $ 25,419
                                            ========   ========    ========    ========    ========                ========


The accompanying notes are an integral part of the consolidated financial statements.



                                        TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARY

--------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. DOLLARS IN THOUSANDS


                                                              YEAR ENDED DECEMBER 31,
                                                            ---------------------------
                                                             2002      2001      2000
                                                            -------  --------  --------

 CASH FLOWS FROM OPERATING ACTIVITIES:
Net income                                                 $ 3,589    $ 2,658    $ 5,447
Adjustments to reconcile net income to
   net cash provided by operating activities:
   Depreciation and amortization                               994      1,230      1,246
   Accrued interest on short-term and
      restricted bank deposits                                --         --          (48)
   Loss (gain) on sale of property and equipment               (11)        10        127
   Loss (gain) on sale of marketable securities                  3         (9)      (879)
   Deferred income taxes, net                                  131         27       --
   Trading securities, net                                      50       (755)       777
   Decrease (increase) in trade receivables                   (136)       624       (170)
   Decrease (increase) in other accounts receivable
      and prepaid expenses                                    (342)        74       (145)
   Increase in inventories                                    (409)    (1,063)      (482)
   Increase (decrease) in trade payables                       380       (770)       250
   Increase (decrease) in other accounts payable
      and accrued expenses                                     588       (465)        53
   Accrued severance pay, net                                  (14)        (8)      (357)
                                                           -------    -------    -------

Net cash provided by operating activities                    4,823      1,553      5,819
                                                           -------    -------    -------

CASH FLOWS FROM INVESTING ACTIVITIES:
   Investment in short-term and restricted bank deposits      --         --       (2,224)
   Proceeds from short-term bank deposits                      449      2,329      1,706
   Proceeds from sale of available-for-sale securities       1,089      3,988        941
   Proceeds from related parties                              --            8         84
   Proceeds from sale of property and equipment                 14        523        117
   Proceeds from sale of investment in an affiliate           --         --          579
   Proceeds from withdrawal of long-term deposits             --            5       --
   Proceeds from sale of investment in TAT                    --           87       --
   Purchase of property and equipment                         (899)    (1,131)    (2,175)
   Purchase of available-for-sale securities                (1,626)    (3,349)    (1,500)
   Investment in long-term deposits                           --         --           (5)
                                                           -------    -------    -------

Net cash provided by (used in) investing activities           (973)     2,460     (2,477)
                                                           -------    -------    -------





The accompanying notes are an integral part of the consolidated financial statements.



                                        TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS


                                                                    YEAR ENDED DECEMBER 31,
                                                               ------------------------------
                                                                 2002      2001       2000
                                                               --------  --------  ----------

CASH FLOWS FROM FINANCING ACTIVITIES:
   Short-term bank credit, net                                    --          (22)        22
   Principal payments of long-term loans                          (414)      (732)      (582)
   Repayment of loan from TAT                                     --       (1,988)      --
   Purchase of other assets                                       --          (37)      (115)
   Distribution to the parent company (1)                         --         --       (4,942)
   TAT - current account                                          (119)       (64)       215
                                                               -------    -------    -------

Net cash used in financing activities                             (533)    (2,843)    (5,402)
                                                               -------    -------    -------

Effect of exchange rate changes on cash and cash equivalents      --         --          (32)
                                                               -------    -------    -------

Increase (decrease) in cash and cash equivalents                 3,317      1,170     (2,092)
Cash and cash equivalents at the beginning of the year           2,841      1,671      3,763
                                                               -------    -------    -------

Cash and cash equivalents at the end of the year               $ 6,158    $ 2,841    $ 1,671
                                                               =======    =======    =======

(1) DISTRIBUTION TO THE PARENT COMPANY:
          The net book value of the assets acquired
               at the date of acquisition:
            Working capital, net                                                     $   143
            Property and equipment, net                                                  879
            Long-term investments                                                        200
            Long-term loan from TAT                                                    1,988
            Distribution to the parent company                                        (8,152)
                                                                                     -------

                                                                                     $(4,942)
                                                                                     =======
(2) SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING
    AND FINANCING ACTIVITIES:
          Sale of property and equipment                       $  --      $  --      $   480
          Receivables on account of
            property and equipment                                --         --         (480)
          Declared dividend                                      2,018       --         --
                                                               -------    -------    -------

                                                               $ 2,018    $  --      $  --
                                                               =======    =======    =======
       SUPPLEMENTAL DISCLOSURE OF CASH FLOWS ACTIVITIES:
          Cash paid during the  year for:
          Interest                                             $    32    $   171    $   190
                                                               =======    =======    =======
          Income taxes                                         $    99    $   116    $   134
                                                               =======    =======    =======



The accompanying notes are an integral part of the consolidated financial statements.

                    TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 1:- GENERAL

     a. TAT Technologies Ltd. (the "Company") is an Israeli corporation. The Company and Limco-Airepair Inc. ("Limco-Airepair"), a wholly-owned U.S. subsidiary, are engaged in the manufacture, repair and overhaul of heat exchanging equipment. The principal markets of the Company and its subsidiary are Israel, Europe and the United States. The Company and its subsidiary sell their products mainly to the aircraft industry.

     b. During the first quarter of 2000 (effective January 1st), an agreement was signed between the Company and TAT Industries Ltd. (the "parent company" or "TAT"), according to which the Company acquired TAT's business and related assets, including inventories and equipment, in the field of aircraft industry.

         The Company also assumed TAT's liabilities to its employees and to the bank in the amount of $ 2,200. The excess of payment over the book value of the acquired assets and business totaled $ 2,323.

         To secure the loan from TAT and other commitments according to the agreement, the Company placed an unlimited fixed charge on its property and equipment.

         The following is a summary of the net book value of the assets acquired and liabilities assumed:


         Working capital, net            $   3,278
         Property and equipment              1,131
         Long-term loan                     (1,300)
         Long-term liabilities                (436)
                                         ---------
                                         $   2,673
                                         =========

         The Company has accounted for the acquisition of the assets and business of TAT as a combination of businesses under common control in a manner similar to a pooling of interests.

     c.  As of December 31, 2002, TAT holds in 69.44% of the Company's shares.

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES

         The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States ("U.S. GAAP").

     a.  Use of estimates:

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

     b.  Financial statements in U.S. dollars:

         The majority of the Company and its subsidiary's revenues is generated in U.S. dollars ("dollar"). In addition, a substantial portion of the Company and its subsidiary's costs is incurred in dollars. The Company's management believes that the dollar is the primary currency of the economic environment in which the Company and its subsidiary operate. Thus, the functional and reporting currency of the Company and its subsidiary is the dollar.

         Accordingly, monetary accounts maintained in currencies other than the dollar are remeasured into dollars in accordance with Statement of financial Accounting Standard No. 52 "Foreign Currency Translation" ("SFAS No. 52"). All transaction gains and losses of the remeasured monetary balance sheet items are reflected in the statement of operations as financial income or expense, as appropriate.

     c.  Principles of consolidation:

         The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary. Intercompany balances and transactions, including profits from intercompany sales not yet realized outside the Group, have been eliminated upon consolidation.

     d.  Cash equivalents:

         Cash equivalents are short-term highly liquid investments that are readily convertible to cash with original maturities of three months or less.

     e.  Restricted short-term bank deposit:

         A restricted short-term bank deposit is a deposit with maturity of more than three months but less than one year. The deposit is NIS and bears interest at a rate of 9%. The short-term deposit is presented at its cost including accrued interest. The short-term bank deposit is used as security for the Company's bank loan.

      f. Marketable securities:

         The Company accounts for its investments in marketable securities in accordance with Statement of Financial Accounting Standard Board No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS No. 115").

         Management determines the classification of its investments in marketable debt and equity securities at the time of purchase and reevaluates such determinations as of each balance sheet date. As of December 31, 2002 and 2001, all marketable securities covered by SFAS 115, were designated as available-for-sale and trading securities. Debt securities for which the Company does not have the intent or ability to hold to maturity are classified as available-for-sale, along with any investments in equity securities that have not been classified as "trading securities". Securities available-for-sale are carried at fair value, with the unrealized gains and losses, net of income taxes, reported as a separate component of shareholders' equity, "Accumulated other comprehensive income (loss)". Realized gains and losses on sales of investments, as determined on a specific identification basis, are included in the consolidated statement of income, among "Other income (expenses)".

         The Company's trading securities are carried at fair value based upon the quoted market price of those investments. Net realized and unrealized gains and losses on these securities are included in the statements of income as "Other income (expenses)", as appropriate.

     g.  Inventories:

         Inventories are stated at the lower of cost or market value. Inventory write-offs are provided to cover risks arising from slow-moving items.

         Cost is determined as follows:

         Raw materials and components - using the "first-in, first-out" method.

         Work in progress - represents the cost of manufacturing with the addition of allocable indirect manufacturing costs net of customer advances.

     h.  Property, plant and equipment:

         Property, plant and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets. The annual rates of depreciation are as follows:

                                                             %
                                                          --------
          Land and buildings                                 4
          Machinery and equipment                          10-25
          Motor vehicles                                     15
          Office furniture and equipment                    6-33

      i. The Company's long-lived assets and certain identifiable intangibles are reviewed for impairment in accordance with SFAS No. 144 whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of, are reported at the lower of the carrying amount or fair value less costs to sell.

      j. Intangible assets:

         Intangible assets arising from the acquisition prior to July 1, 2001, are being amortized on a straight-line basis over their useful life. Know-how and deferred charges are amortized over 6-10 years.

      k. Goodwill:

         Goodwill represents excess of the costs over the net assets of businesses acquired. Goodwill arising from acquisitions prior to July 1, 2001, was amortized until December 31, 2001, on a straight-line basis over 6-20 years. As from January 1, 2002, Statement of Financial Accounting Standard No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142") requires goodwill to be tested for impairment on adoption and at least annually thereafter or between annual tests in certain circumstances, and written down when impaired, rather than being amortized as previous accounting standards required. Goodwill attributable to each of the reporting unit is tested for impairment by comparing the fair value of each reporting unit with its carrying value. Fair value is determined using discounted cash flows, market multiples and market capitalization. Significant estimates used in the methodologies include estimates of future cash flows, future short-term and long-term growth rates, weighted average cost of capital and estimates of market multiples for the reportable unit.

      l. Research and development:

         Research and development costs net of grants and participations received are charged to expenses as incurred.

      m. Grants:

         Royalty-bearing and non royalty-bearing grants and participations from the Government of Israel and royalty-bearing grants from the BIRD Foundation for funding certain approved research and development projects are recognized at the time in which the Company is entitled to such grants, on the basis of the costs incurred and included as a deduction of research and development costs. Research and development grants amounted to $ 42, $ 65 and $ 38 in 2002, 2001 and 2000, respectively.

      n. Warranty costs:

         The Company provides warranties for its products and services ranging from one to five years, which vary with respect to each contract and in accordance with the nature of each specific product. Based on the Company's experience, warranty expenses have been immaterial and, therefore, the Company did not record warranty provision.

      o. Income taxes:

         The Company and its subsidiary account for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS No. 109"). This statement prescribes the use of the liability method, whereby deferred tax assets and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company and its subsidiary provide a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.

      p. Revenue recognition:

         Revenues from the sales of products are recognized in accordance with Staff Accounting Bulletin No. 101 "Revenue Recognition in Financial Statements" ("SAB No. 101") when persuasive evidence of an arrangement exists, delivery of the product has occurred, provided the collection of resulting receivable is probable, the price is fixed or determinable and no significant obligation exists. The Company does not grant right of return.

         Revenues from heat exchanging manufacturing technology agreement are recognized in accordance with Statement of Position 81-1 "Accounting for Performance of Construction -Type and Certain Production -Type Contracts" ("SOP 81-1"), using contract accounting on a percentage of completion method, based on the relationship of actual working hours incurred to total working hours estimated to be incurred over the duration of the contract and in accordance with the "Input Method". Provisions for estimated losses on uncompleted contracts are made in the period in which losses are first determinable, in the amount of the estimated loss on the entire contract. As of December 31, 2002 no such estimated losses were identified.

      q. Concentrations of credit risk:

         Financial instruments that potentially subject the Company and its subsidiary to concentrations of credit risk consist principally of cash and cash equivalents, restricted short-term bank deposit, marketable securities and trade receivables.

         Cash and cash equivalents and restricted short-term bank deposit are deposited with major banks in Israel and the United States. Such deposits in the United States may be in excess of insured limits and are not insured in other jurisdictions. Management believes that the financial institutions that hold the Company and its subsidiary's cash and cash equivalents and restricted short-term bank deposit, are financially sound, and, accordingly, minimal credit risk exists with respect to these financial instruments.

         The Company's marketable securities include investment in debentures and in shares. Management believes, that the companies that issued the debentures and the shares are financially sound, the portfolio is well diversified, and accordingly, minimal credit risk exists with respect to the marketable securities and long-term investments.

         The Company's and its subsidiary's trade receivables are derived mainly from sales to customers in the United States, Israel and Europe. The Company and its subsidiary generally do not require collateral, however, in certain circumstances, the Company may require letters of credit, other collateral or additional guarantees. Management believes that credit risks are moderated by the diversity of its end customers and geographic sales areas. The Company and its subsidiary perform ongoing credit evaluation of its customers' financial condition. The allowance for doubtful accounts is determined with respect to specific debts that are doubtful of collection.

         The Company has no off-balance-sheet concentration of credit risk such as foreign exchange contracts, option contracts or other foreign hedging arrangements.

      r. Severance pay:

         The Company's liability for severance pay is calculated pursuant to Israeli severance pay law based on the most recent salary of the employees multiplied by the number of years of employment as of the balance sheet date. The liability is presented on the undiscounted basis. The Company records as expense the net increase in its funded or unfunded severance liability. The Company's liability for all of its employees is fully provided by monthly deposits with severance pay funds, insurance policies, Mivtahim Social Insurance Institution Ltd. ("Mivtahim") and by an accrual. The value of the policies that are under the control of the Company is included as an asset in the Company's balance sheet.

         The deposited funds include profits accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israeli severance pay law or labor agreements. The value of the deposited funds is based on the cash surrendered value of these policies, and includes immaterial profits.

         The liability provided by deposits with Mivtahim is irrevocably transferred to Mivtahim and therefore not included in the Company's balance sheet. Accordingly, the amounts accumulated with Mivtahim, that are not under the Company's control or management, are not included in the balance sheet.

         Severance expenses were $ 346, $ 318 and $ 427 for the years ended December 31, 2002, 2001 and 2000, respectively.

      s. Fair value of financial instruments:

         The following methods and assumptions were used by the Company and its subsidiary in estimating their fair value disclosures for financial investments.

         The carrying amounts of cash and cash equivalents, restricted short-term bank deposit, trade receivables, other accounts receivable, short-term bank credit and trade payables and other accounts payable approximate their fair values, due to the short-term maturities of such instruments.

         The fair value for marketable securities classified as trading or available-for-sale is based on quoted market prices.

         The carrying amounts of the Company's long-term borrowing arrangements approximates their fair value. Fair values were estimated by discounting the future cash flows using rates currently used for loans of similar terms and maturities.

      t. Basic and diluted net earnings per share:

         Basic net earnings per share is computed based on the weighted average number of Ordinary shares outstanding during each year. Diluted net earnings per share is computed based on the weighted average number of Ordinary shares outstanding during each year, plus dilutive potential Ordinary shares considered outstanding during the year, in accordance with Statement of Financial Accounting Standard Statement No. 128, "Earnings Per Share" ("SFAS No. 128").

         The weighted average number of shares related to the outstanding options excluded from the calculations of diluted net earnings per share was 713,500, 713,500 and 225,000, for the years ended December 31, 2002, 2001 and 2000, respectively.

      u. Accounting for stock-based compensation:

         The Company has elected to follow Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" ("APB 25") and FASB Interpretation No. 44 "Accounting for Certain Transactions Involving Stock Compensation" ("FIN 44") in accounting for its employee stock option plans. Under APB 25, when the exercise price of the Company's stock options is less than the market price of the underlying shares on the date of grant, compensation expense is recognized. Pro-forma information regarding net income and net earnings per share is required by Financial Accounting Standard No. 123 "Accounting for Stock Based Compensation" ("SFAS No. 123"), and has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. The fair value for these options was estimated at the grant date using a Black-Scholes option pricing model with the following weighted-average assumptions: for 1999 risk-free interest rate of 6% for all periods, a volatility factor of the expected market price of the Company's Ordinary shares of 0.899, Dividend yields of 0% for all periods, and a weighted-average expected life of approximately five years.

         The weighted average fair value of the options at their grant dates in 1999, was $ 1.37.

         The following table illustrates the effect on net loss if the Company had applied the fair value recognition provisions SFAS No. 123.

         Pro-forma information is as follows:

                                                                          YEAR ENDED DECEMBER 31,
                                                       -------------------------------------------------------------
                                                              2002                 2001                 2000
                                                       -------------------  -------------------  -------------------

         Net income as reported                          $       3,589        $       2,658        $       5,447
                                                       ===================  ===================  ===================

         Pro forma net income                            $       3,589        $       2,658        $       5,414
                                                       ===================  ===================  ===================

         Pro forma basic net earnings per share          $      0.80          $      0.59          $      1.21
                                                       ===================  ===================  ===================

         Pro forma diluted net earnings per share        $      0.77          $      0.57          $      1.12
                                                       ===================  ===================  ===================

         The Company applies SFAS No. 123 and EITF 96-18 "Accounting for Equity Instruments that are Issued to Other than Employees for Acquiring or in Conjunction with selling, Goods or Services" with respect to options issued to non-employees. SFAS 123 requires the use of an option valuation model to measure the fair value of the options at the grant date.

         v. Recently issued accounting pronouncements in the U.S.:

         In June 2002, the FASB issues Statement of Financial Accounting Standard No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS No. 146"), which addresses significant issue regarding the recognition, measurement, and reporting of costs associated with exit and disposal activities, including restructuring activities. SFAS No. 146 requires that costs associated with exit or disposal activities be recognized when they are incurred rather than at the date of a commitment to an exit or disposal plan. SFAS No. 146 is effective for all exit or disposal activities initiated after December 31, 2002. The Company does not expect the adoption of SFAS No. 146 to have a material impact on its results of operations or financial position.

         In November 2002, the FASB issued FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an interpretation of FASB Statements No. 5, 57, and 107 and Rescission of FASB Interpretation No. 34" ("FIN No. 45"). FIN No. 45 elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. FIN No. 45 does not prescribe a specific approach for subsequently measuring the guarantor's recognized liability over the term of the related guarantee. It also incorporates, without change, the guidance in FASB Interpretation No. 34, "Disclosure of Indirect Guarantees of Indebtedness of Others," which is being superseded. The disclosure provisions of FIN No. 45 are effective for financial statements of interim or annual periods that end after December 15, 2002, and the provisions for initial recognition and measurement are effective on a prospective basis for guarantees that are issued or modified after December 31, 2002, 45 to have a material impact on its results of operations or financial position.

         In May 2003, the FASB issued Statement of Financial Accounting Standard No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." This Statement establishes standards for how an issuer classifies and measures in its statement of financial position certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances) because that financial instrument embodies an obligation of the issuer. This Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatorily redeemable financial instruments of nonpublic entities. The Company does not expect that the adoption of this standard will have a material effect on its financial position or results of operations.

      w. Reclassification

         Certain amounts from prior years have been reclassified to confer with current classification.

NOTE 3:- MARKETABLE SECURITIES

                                                                          DECEMBER 31,
                                                         ----------------------------------------------
                                                                  2002                    2001
                                                         ----------------------   ---------------------

         Debentures and convertible debentures             $         1,198          $         1,591
         Shares                                                      1,073                      196
                                                         ----------------------   ---------------------

                                                           $         2,271          $         1,787
                                                         ======================   =====================

         The Company's available for sale securities fair value as of December 31, 2002 and 2001 amounted to $ 1,492 and $ 966, respectively. During 2002, 2001 and 2000 the Company recorded proceeds from sales of these securities in 2002 in the amount of $ 1,089, $ 3,988 and $ 941, respectively and related gains (losses) of $ (11), $ 17 and $ 819, respectively, in other income (expenses), net.

         The Company's trading securities fair value as of December 31, 2002 and 2001 amounted to $ 779 and $ 821, respectively. During 2002, 2001 and 2000 the Company recorded gains (losses) of $ 8, $ (8) and $ 60, respectively, on these securities in other income (expenses), net.

NOTE 4:- INVENTORIES

                                                                              DECEMBER 31,
                                                             ---------------------------------------------
                                                                      2002                    2001
                                                             ---------------------   ---------------------

                 Raw materials and components                  $         2,929         $         3,255
                 Work in progress                                        9,139                   8,184
                 Less - advances from customers                           (573)                   (353)
                                                             ---------------------   ---------------------

                                                               $        11,495         $        11,086
                                                             =====================   =====================
NOTE 5:- PROPERTY, PLANT AND EQUIPMENT, NET

                 Cost:
                    Land and buildings (1)                     $         2,147         $         2,113
                    Machinery and equipment (2)                         17,571                  16,862
                    Motor vehicles                                         986                     917
                    Office furniture and equipment                         307                     296
                                                             ---------------------   ---------------------

                                                                        21,011                  20,188
                                                             ---------------------   ---------------------
                 Accumulated depreciation:
                    Buildings (1)                                          510                     452
                    Machinery and equipment (2)                         14,175                  13,404
                    Motor vehicles                                         529                     484
                    Office furniture and equipment                         287                     279
                                                             ---------------------   ---------------------

                                                                        15,501                  14,619
                                                             ---------------------   ---------------------

                 Depreciated cost                              $         5,510         $         5,569
                                                             =====================   =====================

         Depreciation expenses amounted to $ 955, $ 1,011 and $ 1,025 for the years ended December 31, 2002, 2001 and 2000, respectively.

     (1) Including lease rights to land in the amount of $ 1 under a sub-lease agreement with TAT. The lease period ends in 2020 and includes a renewal option if TAT exercises the option granted by the Land Administration.

         Registration with the Land Registrar of the transfer of sub-lease rights from TAT to the Company has not yet been finalized due to technical reasons.

     (2) Including depreciated cost of equipment manufactured by the Company for internal use of $ 436 and $ 500 as of December 31, 2002 and 2001, respectively.

         As for charges, see Note 12.

NOTE 6:- GOODWILL

         The changes in the carrying amount of goodwill for the year ended December 31, 2002 are as follows:


                  Balance as of January 1, 2002          $            599
                     Impairment losses                                  -
                                                        -------------------

                  Balance as of December 31, 2002        $            599
                                                        ===================


         The unaudited results of operations presented below for the three years ended December 31, 2002, 2001 and 2000, reflect the impact on results of operations had the Company adopted the non-amortization provisions of SFAS No. 142 effective January 1, 2000:

                                                                YEAR ENDED DECEMBER 31,
                                             -------------------------------------------------------------
                                                   2002                  2001                  2000
                                             -----------------     -----------------     -----------------
         Reported net income                  $         3,589       $         2,658      $          5,447
         Goodwill amortization                             -                     99                    99
                                             -----------------     -----------------    ------------------

         Adjusted net income                  $         3,589       $         2,757      $          5,546
                                             =================     =================    ==================

         Basic earnings per share:
            Reported net income               $         0.80        $         0.59       $         1.22
            Goodwill amortization                          -                  0.02                 0.02
                                             -----------------     -----------------    ------------------

            Adjusted net income               $         0.80        $         0.61       $         1.24
                                             =================     =================    ==================

         Diluted earnings-per-share:
            Reported net income               $         0.77        $         0.57       $         1.13
            Goodwill amortization                          -                  0.02                 0.02
                                             -----------------     -----------------    ------------------

         Adjusted net income                  $         0.77        $         0.59       $         1.15
                                             =================     =================    ==================

         As for charges, see Note 12.


NOTE 7:- OTHER ASSETS, NET

                                                                                               DECEMBER 31,
                                                                               ---------------------------------------------
                                                                                       2002                    2001
                                                                               ---------------------   ---------------------
                 Original amounts:
                    Deferred charges in respect of Limco-Airepair Inc.          $          1,108        $          1,108
                    Rights to know-how                                                       253                     253
                                                                               ---------------------   ---------------------
                                                                                           1,361                   1,361
                                                                               ---------------------   ---------------------
                 Accumulated amortization:
                    Deferred charges in respect of Limco-Airepair Inc.                     1,083                   1,054
                    Rights to know-how                                                       232                     222
                                                                               ---------------------   ---------------------
                                                                                           1,315                   1,276
                                                                               ---------------------   ---------------------

                 Amortized cost                                                 $             46        $             85
                                                                               =====================   =====================

         Amortization expenses amounted to $ 39, $ 120 and $ 122 for the years ended December 31, 2002, 2001 and 2000, respectively.

         As for charges, see Note 12.

NOTE 8:- OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

                                                                     DECEMBER 31,
                                                     ---------------------------------------------
                                                             2002                    2001
                                                     ---------------------   ---------------------

                 Employees and payroll accruals        $         1,174         $         1,076
                 Accrued expenses                                  359                     345
                 Deferred income                                   320                      -
                 Other                                             395                     239
                                                     ---------------------   ---------------------

                                                       $         2,248         $         1,660
                                                     =====================   =====================


NOTE 9:- TRANSACTIONS WITH RELATED PARTIES

     a.  As for the acquisition of assets and business from TAT, see Note 1.

     b. TAT retains a first refusal right for a period of ten years ending July 2004 for the purchase of the heat exchanger production line at terms proposed by the other buyer, and an unlimited first refusal right to purchase the land and buildings, should the Company be willing to sell them. (See also Note 11f).

     c.  Transactions with TAT:

                                                                                 YEAR ENDED DECEMBER 31,
                                                                -------------------------------------------------------------
                                                                       2002                  2001                 2000
                                                                -------------------   ------------------   ------------------
         Revenues from management fees                            $            50       $            50      $            50
                                                                ===================   ==================   ==================
         Other manufacturing costs (recorded as a deduction
            from revenues)                                        $           210       $           115      $           111
                                                                ===================   ==================   ==================

         Lease expenses (1)                                       $           312       $           306      $           300
                                                                ===================   ==================   ==================

     (1) According to the acquisition agreement of TAT, the Company leased from TAT the factory premises for an annual amount of approximately $ 300, increased by 2% annually, subject to a revaluation based on market value in every five years.

     d.  Balances with related parties:

                                                     DECEMBER 31,
                                   ---------------------------------------------
                                           2002                    2001
                                   ---------------------   ---------------------

         TAT - current account (1)   $            32         $           151
                                   =====================   =====================

     (1) Linked to the Israeli Consumer Price Index and bears no interest.

                                                                                          YEAR ENDED DECEMBER 31,
                                                                      ------------------------------------------------------------
                                                                             2002                 2001                 2000
                                                                      ------------------   ------------------   ------------------
     e.  Salaries and related benefits to directors employed by
         the Company (1)                                               $        862         $        915         $      1,010
                                                                      ==================   ==================   ==================

         Number of directors                                                      3                    3                    3
                                                                      ==================   ==================   ==================

     (1) The Company paid 5% of the profit that derived from the sale of T.V.G. Technologies Ltd. shares in 2000, to two directors employed by the Company.

                                                                                      YEAR ENDED DECEMBER 31,
                                                                   -------------------------------------------------------------
                                                                          2002                 2001                 2000
                                                                   ------------------   ------------------   -------------------
     f. Commissions to a company owned by certain shareholders
        (see Note 11b)                                              $            503       $           395      $           442
                                                                   ==================   ==================   ==================

     g. In November, 2000, the Company's Board authorized a modification of the employment terms of the chairman and a director, as follows:

     1. A 25% increase in their salaries and related benefits, effective from January 1, 2000;

     2. Each one is entitled to a bonus of 2.5% of the annual consolidated operating income, in excess of $ 500.

     3. Each one is entitled to an advance notice of 12 months upon termination.

NOTE 10:- LONG-TERM LOANS

     a.  Linkage terms and average interest rates:

                                               CURRENCY         WEIGHTED AVERAGE
                                                                    INTEREST                       DECEMBER 31
                                           ---------------- ------------------------  -------------------------------------
                                                                2002        2001            2002                2001
                                                            ------------ -----------  -----------------   -----------------
                                                                       %
                                                            ------------------------

         Banks                               U.S. dollars      3.4          4.1         $         543       $         791
         Other                               U.S. dollars       -           8.5         -                   166
                                                                                      -----------------   -----------------

                                                                                        543                 957
         Less - current maturities                                                      249                 414
                                                                                      -----------------   -----------------

                                                                                        $         294       $         543
                                                                                      =================   =================

     b.  Aggregate maturities of long-term loans:

                                                            DECEMBER 31,
                                            ---------------------------------------------
                                                    2002                    2001
                                            ---------------------  ----------------------

     First year (current maturities)          $           249        $           414
                                            ---------------------  ----------------------

     Second year                              249                    249
     Third year                               45                     249
     Fourth year                              -                      45
                                            ---------------------  ----------------------

                                              294                    543
                                            ---------------------  ----------------------

                                              $           543        $           957
                                            =====================  ======================

     c.  As for collaterals, see Note 12.


NOTE 11:- COMMITMENTS AND CONTINGENT LIABILITIES

     a. The Company and Limco-Airepair obtained from the BIRD Foundation grants for the support of research and development projects aggregating to $
         511. The Company is obligated to pay royalties amounting to 2.5% - 5% of the sales of the products generated from such projects, up to an amount equal to 150% of the grant received linked to the U.S. dollars. The Company does not expect any sales generated from these projects in the future.

     b. The Company is committed to pay to a company owned by certain of its shareholders for representing the heat exchangers division in North America (See Note 10f).

         As part of the agreement, the Company is committed to represent the acquired business in North America and to maintain all of the privileges and commitments of TAT to the mentioned company, i.e. paying handling fees of 10% of the amount of purchases and 3% of total sales in North America (provided that these amounts will not exceed 5% commissions on purchases plus 5% commissions on sales).

     c. The Company is committed to pay royalties to another company amounting to 5% - 6% of sales of products developed through the know-how and goodwill which were purchased from that company. Total royalties accrued or paid amounted to $ 39, $ 45 and $ 46 as of December 31, 2002, 2001 and 2000, respectively.

     d. The Company is committed to pay marketing commissions to salesmen amounting to 1% - 12% of total sales contracts which were received through promotion and distribution carried out by them. Total marketing commissions accrued or paid amounted to $ 241, $ 233 and $ 224 as of December 31, 2002, 2001 and 2000, respectively.

     e. The Company is committed to pay royalties to a foreign company amounting to 9% - 12% of sales of the products developed by the other company. Total royalties accrued or paid amounted to $ 321, $ 158 and $ 126 as of December 31, 2002, 2001 and 2000, respectively.

     f. The Company entered into an agreement with TAT, whereby in April 1994 the Company exercised the option and purchased the prototype and rights to manufacture and distribute an air conditioning system without freon gas (EFACS) for aircraft and trains, which was developed by TAT (see
         Note 9b).

     The following are the terms of the agreement:

     1. TAT has a first refusal right for the manufacture of components of the air conditioning systems, which are included among the technologies and components which TAT deals with or will deal with from time to time.

     2.  The Company is committed to pay TAT the following:

     a) Royalties amounting to 17% on the first $ 10,000 in revenues from sales of the systems, directly or indirectly, and 7% on all such revenues in excess of $ 10,000.

     b) Reimbursement of the royalties due to the Chief Scientist in connection with sales of the systems.

     c) 25% of the proceeds in connection with the transfer or sale of know-how and/or any rights related to the system.

     As of December 31, 2002, the Company has not sold EFACS and, therefore, the Company has not paid or accrued for this commitment.

     g.  Litigation:

         In July 2000, the District Court rejected the lawsuit of TAT's three shareholders against the Company and its managers. The Court stated that the Company and its subsidiary were managed properly and took into consideration all shareholders interests. It was also stated that all the related parties transactions were confirmed and reported legally. The Court ruled that the plaintiffs need to compensate the Company in the amount of $ 304.

         The plaintiffs appealed to the Supreme Court. In June 2002, the Company, its managers and the plaintiffs reached an agreement, whereby the Company waived the court ruling mentioned above and reimbursed the plaintiffs for litigation expenses in the amount of $ 125 (of which $ 90 is covered by the insurance company) and, in return, all mutual claims were dismissed.

      h. Lease commitments:

         Limco-Airepair entered into operating lease agreements which expire in 2005. As of December 31, 2002, future minimum rental payments under non-cancelable operating leases are as follows:

         2003                                $      12
         2004                                        7
         2005                                        2
                                            ------------
                                             $      21
                                            ============

         Total rent expenses for the years ended December 31, 2002, 2001 and 2000 were approximately $ 29, $ 64 and $ 34, respectively. The expenses for the year ended December 31, 2001 includes expenses paid according to certain rent agreements with employees.

         As for the lease of the factory premises by the Company, see Note 9c.

     i. In 2002, the Company's subsidiary has a commitment to purchase non-serviceable aircraft spare parts assemblies and the complete technical documentation, as identified in the agreement, in the amount of $ 1,134. A ten percent down-payment was required and the remaining $ 1,021 will be paid in several separate payments according to the terms of the agreement. As of December 31, 2002, approximately $ 135 of the commitment had been fulfilled. The Company has a proposed agreement with a third party to share equally in this purchase commitment and sales proceeds.


NOTE 12:- CHARGES AND GUARANTEES

     a. To secure the Company's liabilities to banks and others, an unlimited fixed charge was placed on the unpaid share capital, goodwill and motor vehicles and a floating charge was placed on all of the assets of the Company.

     b. To secure the compliance with the approved enterprise status, the Company placed a floating charge on the equipment, tools, instruments, installations and real estate in favor of the State of Israel.

                    TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)

NOTE 12:- CHARGES AND GUARANTEES (CONT.)

         Grants and certain other incentives received by the Company in accordance with the Investment Law remain subject to Final ratification by the Israel Investment Center, such ratification being conditional upon fulfillment of all terms of the approved program. Failure to comply with all such terms may require the return of such grants and incentives (inclusive of interest as from the date of the grants).

     c. To secure a bank credit received by the Company, the Company pledged a bank deposit in the amount of $ 440 in 2002 and $ 888 in 2001.

     d. The Company provided guarantees in the amount of $ 717 and $ 318, to secure customer advances and Israeli customs, respectively.

     e.  The liabilities secured by collaterals are as follows:

                                                                            DECEMBER 31,
                                                           ----------------------------------------------
                                                                    2002                    2001
                                                           ----------------------   ---------------------
         Long-term loans, including current maturities       $           543          $           957
                                                           ======================   =====================

NOTE 13:- SHAREHOLDERS' EQUITY

         The Company's shares are registered with the Securities and Exchange Commission in the United States and are traded on the NASDAQ (Small Cap Market). The Company's Ordinary shares confer upon their holders voting rights, the right to receive dividends, if declared, and any amounts payable upon the dissolution, liquidation or winding up of the affairs of the Company, as well as the proceeds of any sale in Israel of the Ordinary shares.

     a.  Investment in TAT:

         In December 1998, the Company acquired 0.48% of the shares of TAT, its parent company. The investment was presented at cost in the Company's books.

         The Company adopted EITF 98-2 "Accounting by a subsidiary or Joint Venture for an Investment in the Stock of Its Parent Company or Joint Venture Company ("EITF 98-2"). EITF 98-2 prescribes that in the separate financial statements of a subsidiary an investment in the stock of a parent whose only significant asset is its investments in the subsidiary is essentially the same as stock of the subsidiary and should be classified as a reduction from shareholders' equity, in a manner similar to treasury stock. During the third quarter of 2001, the Company sold its investment to TAT in consideration of $ 87. The difference between the proceeds from sale of the investment and the cost of the investment, in the amount of $ 5, was recorded in additional paid-in capital.

         b. Stock option plans:

     1. In June 1994, the Company adopted a stock option plan for its employees, directors and service providers, whereby up to 125,000 Ordinary shares (out of which 87,500 stock options were granted to the Company's general manager and the vice chairman of the Board) will be issued upon the exercise of the options granted, at an exercise price of $ 4 per share. Out of this plan 122,000 options were granted and 3,000 options are still available for future grant. In 1996, 6,000 options have been exercised. Under the terms of the plan, the options vest ratably over a period of five years commencing with the date of grant. These options expire in June 2004.

     2. In March 1995, the Company adopted a stock option plan for its employees, employees of the parent company, directors and service providers, whereby up to 400,000 Ordinary shares (out of which 315,000 stock options were granted to the Company's general manager and the Chairman of the Board) will be issued upon the exercise of the options granted, at an exercise price of $ 4.5 per share (the market price at the day of grant). Out of this plan 372,500 options were granted and 27,500 options are still available for future grant. Under the terms of the plan, the options vest after a period of five years commencing with the date of grant. These options expire in March 2005.

     3. In January 1999, the Company adopted a stock option plan for its employees, directors and officers of the Company, whereby up to 500,000 Ordinary shares (out of which 402,500 stock options were granted to the Company's general manager, vice general manager and the Chairman of the Board) will be issued upon the exercise of the options granted, at an exercise price of $ 1.625 (which approximates the market price on the date of grant). No options are available for future grant. Under the terms of the plan, the options are fully vested as of the grant date. These options expire in January 2009.

         The following table is a summary of the activity of the Company's stock Option plans:

                                                               YEAR ENDED DECEMBER 31,
                                     ---------------------------------------------------------------------------
                                               2002                     2001                     2000
                                     ------------------------- ----------------------- -------------------------
                                                    WEIGHTED                WEIGHTED                   WEIGHTED
                                        NUMBER      AVERAGE      NUMBER     AVERAGE       NUMBER       AVERAGE
                                       OF           EXERCISE    OF          EXERCISE        OF         EXERCISE
                                        OPTIONS      PRICE      OPTIONS      PRICE       OPTIONS        PRICE
                                      ----------- ------------ ---------- ------------ ------------  ------------
  Outstanding at the beginning of      988,500     $    2.99    988,500    $    2.99    988,500       $    2.99
     the year
  Granted                              -           $    -       -          $    -       -             $    -
                                      -----------              ----------              ------------
  Outstanding at the end of the year   988,500     $    2.99    988,500    $    2.99    988,500       $    2.99
                                      =========== ============ ========== ============ ============  ============

  Exercisable options                  988,500     $    2.99    988,500    $    2.99    988,500       $    2.99
                                      =========== ============ ========== ============ ============  ============

     The options outstanding as of December 31, 2002, have been separated into ranges of exercise prices, as follows:

                                       OPTIONS              WEIGHTED             OPTIONS              EXERCISE
                                     OUTSTANDING            AVERAGE            EXERCISABLE
                                        AS OF              REMAINING              AS OF               PRICE OF
             EXERCISE                DECEMBER 31,         CONTRACTUAL          DECEMBER 31,           OPTIONS
              PRICE                      2002             LIFE (YEARS)             2002             EXERCISABLE
     --------------------------   ------------------   ------------------   ------------------   ------------------
     $          4                  116,000              1.4                  116,000              $     4
     $          4.5                372,500              2.2                  372,500              $     4.5
     $          1.625              500,000              6                    500,000              $     1.625
                                  ------------------                        ------------------

                                   988,500                                   988,500              $    2.99
                                  ==================                        ==================   ==================

     c. In February 2000, the Company entered into an agreement with a consulting company whereby the consulting company will provide the Company with consulting services and in consideration will receive 225,000 warrants. Each warrant was exercisable into one Ordinary share of the Company at an exercise price of $ 5. Each warrant was exercisable from May 1, 2001 until December 31, 2002. The vesting schedule for the warrants, was dependent on the market price of the Company's shares.

         Through December 31, 2002 none of the options are vested.

     d.  Dividends:

         Dividends on the Ordinary shares, if any, will be declared and paid in NIS. Dividends paid to shareholders outside Israel will be paid in dollars on the basis of the exchange rate prevailing at the date of payment.

         On December 26, 2002, the Company declared a dividend in the amount of $ 2,018. The dividend was paid on January 23, 2003.

                    TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE DATA)

NOTE 14:- NET EARNINGS PER SHARE

         The following table sets forth the computation of historical basic and diluted net earnings per share:

                                                                                         YEAR ENDED DECEMBER 31,
                                                                      ------------------------------------------------------------
                                                                             2002                 2001                 2000
                                                                      ------------------   ------------------   ------------------
         Numerator: Net income                                          $       3,589         $      2,658         $      5,447
                                                                      ==================   ==================   ==================
         Denominator:
           Weighted average Ordinary shares outstanding                      4,483,516           4,483,516            4,483,516
                                                                      ==================   ==================   ==================
           Basic net earnings per share - weighted average number of         4,483,516           4,483,516            4,483,516
             shares
           Effect of dilutive securities:
           Employee and non-employee stock options and warrants                167,497             187,980              349,376
                                                                      ------------------   ------------------   ------------------

         Denominator for diluted net earnings per share                      4,651,013         $ 4,671,496         $  4,832,892
                                                                      ==================   ==================   ==================

NOTE 15:- INCOME TAXES

      a. Tax benefits under the Law for the Encouragement of Industry (Taxation), 1969:

         The Company is an "industrial company", as defined by this law and, as such, is entitled to certain tax benefits, mainly accelerated depreciation of machinery and equipment, as prescribed by regulations published under the Inflationary Adjustments Law, the right to claim public issuance expenses and amortization of patents and other intangible property rights, as a deduction for tax purposes.

      b. Measurement of taxable income under the Income Tax (Inflationary Adjustments) Law, 1985:

         Results for tax purposes are measured in terms of earnings in NIS after certain adjustments for increases in the Israeli CPI. As explained in
         Note 2b, the financial statements are measured in U.S. dollars. The difference between the annual change in the Israeli CPI and in the NIS/dollar exchange rate causes a further difference between taxable income and the income before taxes shown in the financial statements. In accordance with paragraph 9(f) of SFAS No. 109, the Company has not provided deferred income taxes on the difference between the reporting currency and the tax bases of assets and liabilities.

      c. Operating losses carryforward:

         The Company has accumulated losses for tax purposes as of December 31, 2002, in the amount of approximately $ 700, which may be carried forward and offset against taxable income in the future for an indefinite period.

         The Company has accumulated capital losses for tax purposes as of December 31, 2002, in the amount of approximately $ 1,900, which may be offset against future capital gains for an indefinite period.

                    TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 15:-        INCOME TAXES (CONT.)

      d. Tax assessments

         The Company received tax assessment considered as final through 1996.

         Tax assessment process has commenced, for the years 1997-2001. Based on preliminary negotiations with the income tax authorities, management of the Company believes that there will be no material additional tax liability.

      e. Income tax reconciliation's:

         A reconciliation of the theoretical tax expense assuming all income is taxed at the statutory rate and the actual tax expense is as follows:

                                                                                     YEAR ENDED DECEMBER 31,
                                                                   ------------------------------------------------------------
                                                                          2002                 2001                 2000
                                                                   ------------------   ------------------   ------------------
   Income before taxes as reported in the statements of
       income                                                                $ 3,956               $ 2,733              $ 5,470
                                                                             =======               =======              =======

    Statutory tax rate in Israel                                                  36%                   36%                  36%
                                                                             =======               =======              =======

    Theoretical tax expenses                                                 $ 1,424               $   984              $ 1,969
    Increase (decrease) in income taxes resulting from:
    Carryforward losses for which valuation allowance was
       provided                                                               (1,019)                 (933)              (2,298)
    Tax adjustments in respect of inflation in Israel and
       others                                                                   (122)                  (45)                 135
    Non-deductible expenses for which deferred taxes were
       not provided                                                               84                    69                  217
                                                                             -------               -------              -------
    Income taxes as reported in the statements of income                     $   367               $    75              $    23
                                                                             =======               =======              =======

f. Income before income taxes is composed as follows:

    Domestic (Israel)                                                        $ 2,961               $ 1,811              $ 4,506
    Foreign (United States)                                                      995                   922                  964
                                                                             -------               -------              -------

                                                                             $ 3,956               $ 2,733              $ 5,470
                                                                             =======               =======              =======


     g.  Income taxes included in the statements of income:

                                                              YEAR ENDED DECEMBER 31,
                                            ------------------------------------------------------------
                                                   2002                 2001                 2000
                                            ------------------   ------------------   ------------------
          Current:
             Domestic (Israel)                $             -      $             -      $             -
             Foreign (United States)                      236                   48                   23
                                            ------------------   ------------------   ------------------

                                                          236                   48                   23
                                            ------------------   ------------------   ------------------
          Deferred:
             Domestic (Israel)                              -                    -                    -
             Foreign (United States)                      131                   27                    -
                                            ------------------   ------------------   ------------------

                                                          131                   27                    -
                                            ------------------   ------------------   ------------------

                                              $           367      $            75      $            23
                                            ==================   ==================   ==================

     h.  Deferred income taxes:

         Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets are as follows:

                                                                                 YEAR ENDED DECEMBER 31,
                                                               ------------------------------------------------------------
                                                                      2002                 2001                 2000
                                                               ------------------   ------------------   ------------------
         Deferred tax assets (liabilities):
            Provisions for employee benefits and other
              temporary differences                              $           383      $           282      $           352
            Tax loss carryforward                                            168                1,886                3,062
                                                               ------------------   ------------------   ------------------

         Deferred tax assets                                                 551                2,168                3,414
                                                               ------------------   ------------------   ------------------

         Property, plant and equipment                                      (425)                (321)                (153)
         Inventories                                                        (254)                (215)                  -
                                                               ------------------   ------------------   ------------------

         Deferred tax liabilities                                            679                 (536)                (153)
                                                               ------------------   ------------------   ------------------
         Deferred tax assets before valuation allowance                     (128)                1,632                3,261
         Valuation allowance                                                  -                 (1,629)              (3,231)
                                                               ------------------   ------------------   ------------------

         Net deferred tax assets                                 $          (128)     $             3      $            30
                                                               ==================   ==================   ==================

         Domestic (Israel)                                       $             -      $             -      $             -
         Foreign (United States)                                            (128)                   3                    30
                                                               ------------------   ------------------   ------------------

                                                                 $          (128)     $             3      $            30
                                                               ==================   ==================   ==================


         As of December 31, 2002, the Company and its subsidiary did not provide valuation allowance in respect of deferred tax assets. Management currently believes that it is more likely than not that the deferred tax regarding the loss carryforwards and other temporary differences will be realized in the foreseeable future.

NOTE 16:- MAJOR CUSTOMER AND GEOGRAPHICAL INFORMATION

     a.  Summary information about geographic areas:

         The Company and its subsidiary operate in one industry segment. Total revenues are attributed to geographic areas based on the location of end customers. This data is presented in accordance with Statement of Financial Accounting Standard No. 131 "Disclosures about Segments of an Enterprise and Related Information" ("SFAS No. 131").

         The following presents total revenues, based on the location of the end customers, for the years ended December 31, 2002, 2001 and 2000 and long-lived assets as of December 31, 2002, 2001 and 2000:

                                                 2002                            2001                             2000
                                    ------------------------------  ------------------------------- --------------------------------
                                        TOTAL         LONG-LIVED         TOTAL        LONG-LIVED         TOTAL         LONG-LIVED
                                       REVENUES         ASSETS         REVENUES         ASSETS         REVENUES          ASSETS
                                    --------------  --------------  --------------- --------------- ---------------  ---------------

         Israel                       $     4,277     $     4,075     $      5,482    $     4,294     $     8,333      $     4,451
         Asia (excluding Israel)            1,382             -              1,327             -               968               -
         United States                     13,531           2,080           12,393          1,959           12,956           1,953
         Europe                             6,879             -              5,680             -             5,758               -
         Other                                211             -                169             -               409               -
                                    --------------  --------------  --------------- --------------- ---------------  ---------------
                                      $    26,280     $     6,155      $    25,051     $     6,253     $    28,424      $     6,404
                                    ==============  ==============  =============== =============== ===============  ===============

         b. Major customer data as a percentage of total revenues:

                                                              YEAR ENDED DECEMBER 31,
                                            ------------------------------------------------------------
                                                   2002                 2001                 2000
                                            ------------------   ------------------   ------------------
                                                                          %
                                            ------------------------------------------------------------

                         Customer A          17.3                 14.6                 5.3
                         Customer B          12.8                 11.4                 9.9
                         Customer C          11.9                 15.6                 20.6


NOTE 17:- SELECTED STATEMENTS OF INCOME DATA

                                                                                           YEAR ENDED DECEMBER 31,
                                                                      ------------------------------------------------------------
                                                                             2002                 2001                 2000
                                                                      ------------------   ------------------   ------------------
        a. Research and development costs, net:
                   Total cost                                          $            246     $            322     $           372
                   Less - grants and participations                                  42                   65                  38
                                                                      ------------------   ------------------   ------------------

                                                                       $            204     $            257     $           334
                                                                      ==================   ==================   ==================
        b. Financial income (expenses), net:

                Financial income:
                   Interest on short-term bank deposit and others      $            203                  284                 395
                                                                      ------------------   ------------------   ------------------

                Financial expenses:
                   Bank charges                                                     (56)                 (200)               (59)
                   Interest on long-term loans                                      (30)                  (55)              (192)
                   Foreign currency translation adjustments                         (18)                 (107)                67
                                                                      ------------------   ------------------   ------------------

                                                                                   (104)                (362)                (184)
                                                                      ------------------   ------------------   ------------------

                                                                       $             99                  (78)                 211
                                                                      ==================   ==================   ==================
        c. Other income (expenses), net:

                  Gain (loss) on sale of property and equipment         $            11      $           (10)     $          (127)
                  Gain on sale of marketable securities classified as
                    available-for-sale                                              (11)                  17                  819
                  Gain (loss) on sale of marketable
                    securities classified as trading                                  8                   (8)                  60
                                                                      ------------------   ------------------   ------------------
                                                                        $             8      $            (1)     $           752
                                                                      ==================   ==================   ==================


NOTE 18:- SUBSEQUENT EVENTS

         On May 28, 2003, the Company declared a dividend in the amount of $ 1,121. The dividend will be paid on July 21, 2003 to the Company's shareholders on July 1, 2003 (the ex-date).